January 27, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549
Attention: Joshua Englard, Esq.

RE: Consolidated Communications Illinois Holdings, Inc. Registration Statement on Form S-1 Filed December 8, 2004 File No. 333-121086

Dear Mr. Englard:

     On behalf of Consolidated Communications Illinois Holdings, Inc. (the “Company”), we hereby enclose for your review Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-121086) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 8, 2004, pursuant to the Securities Act of 1933, as amended (the “Act”). An electronic version of the Registration Statement, revised in response to the comments of the Staff of the Commission (the “Staff”), has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system.

     Enclosed herewith please find:

•	five revised clean copies of the Registration Statement;

•	five copies of the Registration Statement that have been marked to reflect all changes made since the intial filing on December 8, 2004;

•	a copy of each of the graphics expected to be used by the Company in the prospectus which forms a part of the Registration Statement;

•	a copy of the directed share program materials;

•	a draft of Exhibit 5.1, Opinion of King & Spalding LLP; and

•	a copy of JSI Capital Advisers, LLC’s Phone Lines 2004 Report.

     Set forth below are the Company’s responses to the Staff’s letter, dated January 13, 2005, relating to the Registration Statement. Each Staff comment is set forth in bold

Joshua Englard, Esq.
January 27, 2005

italics and is followed immediately by the Company’s response. Page number references are to pages in the Registration Statement.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company acknowledges the Staff’s comment.

2.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Enclosed herewith please find a draft of Exhibit 5.1, Opinion of King & Spalding llp, as required by Item 601(b)(5) of Regulation S-K. The Company undertakes to file all remaining exhibits prior to requesting acceleration of the effectiveness of the Registration Statement and to give the Staff sufficient time to review the exhibits once filed.

3.	Please provide us with copies of your artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Enclosed herewith are copies of the artwork the Company currently expects to include in its prospectus.

Shorthand References, page ii
Forward-Looking Statements, page ii
Market and Industry Data, page iii
Where You Can Find More Information, page iv

4.	Delete or move these sections elsewhere in your document, as the summary should immediately follow the cover page. Please refer to Item 502 of Regulation S-K for the information that may appear on the inside front cover page.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised to:

•	delete the Shorthand References section;

•	move the Forward-Looking Statements section to page 29 directly behind the Risk Factors section;

•	move the Market and Industry Data section to the end of the Business section on page 109; and

•	move the Where You Can Find More Information section to page 160 after the Experts section.

Forward-Looking Statements, page ii

5.	Please delete the list of risk factors under this heading as they are already set forth in your risk factors section.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 29.

6.	What is the point of the last sentence of this section? If the Private Securities Litigation Reform Act of 1995 safe harbor does not apply to IPOs, why refer to it?

The Registration Statement has been revised to delete the last sentence of this section. Please see page 29.

Market and Industry Data, page. iii

7.	As all information in this prospectus must be complete and accurate in all material respects, delete the last sentence on page iii. To the extent that you want to include a statement that you have not independently verified certain information, place it in your business section or MD&A, as appropriate.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 109.

Prospectus Summary, page 1

8.	As currently drafted, this summary section is very long. Strong consideration should be given to eliminating much of the detail. In order to make it more of a summary, focus only on the most material terms of the offering. For example, consider the following:

•	Delete or greatly reduce the italicized paragraphs in the beginning of your summary. Most of it is generic boilerplate, which only takes away

Joshua Englard, Esq.
January 27, 2005

from the more meaningful disclosure, In addition, much of this information relating to the company’s structure and history is not so material to an investor’s understanding of the company or offering and is more appropriate for the business section. To the extent you retain any such information, move it to the back of the summary.

The Registration Statement has been revised to reflect the Staff’s comments. The italicized paragraphs at the beginning of the prospectus summary have been significantly reduced. In addition, the information on the Company’s structure and history has been moved to the Certain Relationships and Related Party Transactions – Reorganization Agreement section. Please see pages 1 and 131.

•	Reduce the length of The Company subsection to one or two paragraphs summarizing your business operations. This disclosure is too detailed for the summary and more appropriate for your business discussion. Further, we note that much of the disclosure in this subsection repeats portions of the Business section.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 1.

•	Delete the subsections entitled Our Strengths, Business Strategy, Our Existing Equity Investors, and Use of Proceeds. For example, it appears you can delete the Use of Proceeds subsection, as this disclosure is included elsewhere throughout the prospectus.

The Company has deleted the subsections CCI Holdings Reorganization, Our Existing Equity Investors, Use of Proceeds and has otherwise significantly reduced other subsections and the length of the prospectus summary.

With respect to the subsections Our Strengths and Business Strategy, the Company acknowledges the Staff’s comment, but respectfully believes that the bulleted elements addressing the Company’s competitive strengths and business strategy are an important part of its prospectus summary and provide information that is material to an investment decision, particularly in light of potential alternative investment decisions and the fact that other recent prospectuses for companies in comparable industries contain a similar or more detailed version of their respective strengths and strategies in their respective prospectus summaries. In addition, the Company believes that presenting its strengths and strategies at this location in summary form provides context for other parts of the prospectus, such as the Risk Factors section.

Joshua Englard, Esq.
January 27, 2005

When preparing the disclosure in the initial filing of the Registration Statement, the Company was mindful of the rules of the Commission and only included a bullet point, summary description of its competitive strengths and business strategy. The more detailed disclosure about the Company’s competitive strengths and business strategy was kept for the Business section.

•	Minimize and simplify your discussions of, and references to, the history and structure of your corporation. To the extent possible, remove references to holding companies, subsidiaries, and other such terms that are not required to understand the nature of your business. Rely upon the body of the document to provide more detail.

The Registration Statement has been revised to reflect the Staff’s comments. The information on the Company’s structure and history has been moved to the Certain Relationships and Related Party Transactions – Reorganization Agreement section on page 131.

Appropriate revisions should enable you to shorten the length of the summary section. Further, as part of your revisions, we remind you to ensure your disclosure provides a balanced picture of your operations, financial condition, and structure.

The Company acknowledges the Staff’s comment.

9.	With a view to disclosure, tell us your basis for stating that you are the 16th largest local telephone company in the United States. Upon what standard or measure are you basing your claims? Tell us what your market share is in the areas that you serve as well as the market share of your primary competitors.

Based upon a report provided by JSI Capital Advisors, LLC, a copy of which has been enclosed, as of December 31, 2003, the Company and TXU Communications Ventures Company (“TXUCV”) were the 25th and 18th largest local telephone companies in the United States, respectively, based upon total number of access lines. On a consolidated basis, the Company and TXUCV would have been the 15th largest local telephone company in the United States. However, due to the lack of more current industry data, the Company had to make certain assumptions it believes to be reasonable based upon its management’s experience and industry knowledge to arrive at its estimate that it was at least the 16th largest local telephone company in the United States as of September 30, 2004. Specifically, the Company has assumed that the long-term trend of decreasing numbers of local access lines has proportionately affected all industry participants. This assumption, combined with the lack of any significant acquisitions by other companies of comparable size as the Company on a consolidated basis in 2004, form the basis of the Company’s belief that its

Joshua Englard, Esq.
January 27, 2005

257,726 local access lines would have made it at least the 16th largest local telephone company in the United States as of September 30, 2004.

10.	Disclose prominently that you have an accumulated deficit and that you have substantial indebtedness. In addition, please disclose that ___% of your total revenues come from state and federal Universal Service Funds. Revise your Business section as appropriate.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 1 and 88.

The Company, page 1

11.	In the first full paragraph on page 2, you describe how RLECs are “typically characterized by stable operating results and consistently strong cash flows and operate in generally supportive regulatory environments.” Rather than refer to RLECs generally, revise to describe your subsidiaries’ operating results, cash flows and regulatory experience.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 1 and 88.

Amended and Restated Credit Facilities, page 4

12.	We note that you expect to amend and restate your credit facility upon the closing of this offering. Please continue to provide updated and detailed disclosure regarding the material terms of the agreement, and file the corresponding documents promptly once the terms have been finalized.

The Company acknowledges the Staff’s comment and will continue to provide updated and detailed disclosure regarding the material terms of its amended and restated credit facilities, and to promptly file the corresponding documents once the terms have been finalized.

13.	We note that the consummation of the offering is conditioned upon the completion of the amendment to your credit facility. Therefore, whenever the new credit facility is mentioned in the prospectus, you should avoid using statements that suggest uncertainty. For example, the sentence “Concurrently with the closing of this offering, we expect to amend and restate our existing credit facilities” should be changed to “Concurrently with the closing of this offering, we will amend and restate our existing credit facilities.” If material terms of the credit facility are changed prior to effectiveness, an amendment to the registration statement would be required.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised throughout to reflect the Staff’s comment. Please see the Description of Indebtedness section starting on page 135.

The Offering, page 9

14.	Disclose that the number of shares being offered represents ___% of your shares outstanding.

The Registration Statement has been revised to reflect the Staff’s comment. Once share information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see page 5.

Risk Factors, page 11

15.	Delete this section as it adds no additional information and the actual risk factors begin on page 16.

The Registration Statement has been revised to delete this section.

Summary Consolidated Pro Forma Financial and Other Data, page 12

16.	Based on your disclosures, it appears that you use your non-GAAP measure, EBITDA, to evaluate liquidity; however, we note that you reconcile this measure to Net Income (Loss). Item 10(e)(1)(i) of Regulation S-K requires prominent presentation of, and reconciliation to, the most directly comparable GAAP financial measure. Accordingly, revise to provide a reconciliation of EBITDA to the most comparable GAAP measure of liquidity, cash flows from operating activities.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 9.

Risk Factors, page 16

17.	Ensure that each caption clearly reflect the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

•	We may not be able to refinance our senior notes on favorable terms or at all, page 22

•	We may not be able to successfully adapt to new technologies..., page 24

•	We face several risks in connection with our recent acquisition of TXUCV, page 24

Joshua Englard, Esq.
January 27, 2005

•	The successful operation and growth of our business is primarily dependent on the economic conditions of our service areas, page 25

•	We have risks associated with obtaining and maintaining necessary rights-of-way for our network, page 27

These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty.

The Risk Factors section beginning on page 11 has been revised to reflect the Staff’s comments.

18.	Provide only that amount of detail necessary to understand the risk faced by investors. In this regard, the amount of detail that you provide in many of your risk factors overwhelms the risk you are trying to convey. See, for example:

•	We are subject to competition that may adversely impact us, page 22

•	We have risks associated with obtaining and maintaining necessary rights-of-way for our network, page 27

•	Revenues from network access charges may be reduced or lost, page 30

•	Government subsidies we receive could be reduced or lost, page 32

Move extraneous information and background to your business or MD&A sections, as appropriate. To the extent that these risk factors relate to multiple risks, consider discussing each risk separately in its own risk factor.

The Risk Factors section beginning on page 11 has been revised to reflect the Staff’s comments.

19.	Please avoid the generic conclusion in your risk factors that a risk could have a material adverse effect on your business, financial condition and results of operations. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

The Risk Factors section beginning on page 11 has been revised to reflect the Staff’s comments.

You may not received dividends, and there are several risks relating to our paying, and the restrictions on our ability to pay, dividends, page 16.

20.	This risk factor appears to contain multiple risks. While all the risks relate to the reduction or elimination of dividend payments, each factor you discuss (e.g.,

Joshua Englard, Esq.
January 27, 2005

indebtedness, cash availability, board discretion, covenants) is a discrete risk. Accordingly, you should set forth each material risk as a separate risk factor under an appropriate caption.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 11-13.

Before this offering, there has been no public market for our Class A common stock, page 18

21.	We suggest that you delete the second and third-to-last sentences of this risk factor, as they could apply to any company and does not provide meaningful disclosure.

The Registration Statement has been revised to delete these sentences. Please see page 13.

Future sales ... may depress the price of the shares of our Class A common stock, page 18

22.	Quantify the percentage increase in your outstanding shares upon the completion of this offering.

The Registration Statement has been revised to reflect the Staff’s comment. Once share information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see page 14.

Our organizational documents could limit or delay another party’s ability to acquire us, page 19

23.	Please clarify the term “DGCL.”

The Registration Statement has been revised to clarify that the reference to DGCL refers to the General Corporation Law of the State of Delaware. Please see page 12.

Our existing equity investors may have conflicts of interests with you or us in the future, page 19

24.	Clarify whether your existing equity investors currently have any investments or other interests that may present the conflicts discussed in this risk factor and, if so, provide a description of those interests.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 15.

Joshua Englard, Esq.
January 27, 2005

The Company has been informed that its existing equity investors do not have interests in businesses that compete with the Company. The Company notes that Providence Equity has an interest in Madison River Communications, Inc., which operates rural local telephone companies in North Carolina, Illinois, Alabama and Georgia. While Madison River Communications, Inc. operates in the same industry as the Company, it provides its services in either different states or different regions of Illinois and, therefore, does not compete with the Company. Spectrum Equity has an interest in CBD Media LLC, which is a directory publisher for Cincinnati Bell branded yellow pages in the Cincinnati, Ohio metropolitan area. CBD Media LLC operates in the same industry as the Company’s directory publishing business, but it does not operate in any of the markets in which the Company provides directory publishing services.

If you purchase shares of our Class A common stock, you will experience immediate and substantial dilution, page 20

25.	Please disclose that purchasers in this offering will contribute ___% of the total amount of your funding but will own only ___% of the shares outstanding.

The Registration Statement has been revised to reflect the Staff’s comment. Once share and pricing information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see page 15.

We expect that income tax liability will increase in the future, page 20

26.	So that investors can more easily understand this risk factor, discuss the relationship between net operating losses and income tax liability and clarify why your use of net operating losses may be limited.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 13.

We will require a significant amount of cash to service and repay our debt, page 21

27.	Quantify the amount of cash you will need to meet your debt service and repayment obligations. Similarly revise the preceding risk factor to quantify the “substantial portion” of your cash flow from operations that you must dedicate to debt service.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 17 and 18.

We may not be able to refinance our senior notes... on favorable terms, page 22

28.	Disclose the current interest rates on your senior notes.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 19.

We face several risks associated with current acquisition strategy, page 25

29.	Clarify whether or not you are currently contemplating any strategic transactions or acquisitions. If so, describe the status of any discussions, negotiations, agreements, etc., in an appropriate location in the prospectus, such as your Business section.

The Registration Statement has been revised to reflect the Staff’s comments. In addition, the corresponding revision has been made under the Business – Business Strategy – Selective Acquisitions section. Please see pages 21 and 91.

A system failure could cause delays or interruptions of service, page 26

30.	Provide examples of recent network disruptions you have experienced and quantify the negative impact on your revenue and cash flows as a result of the disruptions, to the extent practicable.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 22. The Company notes that the disruptions it has experienced in the past were short and not practicably subject to quantification. Because of the possibility of more significant disruptions in the future, however, the Company believes that the risk factor is meaningful.

We are dependent on third party vendors for our information and billing systems, page 28

31.	We note your dependence upon license agreements with third party vendors for the use of information and billing systems. We remind you to file the license agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Also provide a discussion of any material contracts, including disclosure of the material terms of the agreements, in your Business section.

While the Company acknowledges that the availability of its information and billing systems is material, the Company does not believe that the related license agreements for the use of information and billing systems are material agreements within the meaning of Item 601(b)(10) of Regulation S-K.

Dividend Policy and Restrictions, page 37

32.	We may have further comment after review of the missing information.

The Company acknowledges the Staff’s comment.

Joshua Englard, Esq.
January 27, 2005

33.	The section should begin with a clear statement of the dividend policy, including the judgments made with regard to paying out a substantial portion of the cash generated by your business rather than retaining it. Please revise so that the substance of the last sentence in your first paragraph is your first sentence in this section.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 32.

34.	Revise to explain what you mean by “other possible uses.”

The Registration Statement has been revised by deleting the reference to “other possible uses” here, in the comparable section of the Summary and as noted in response to comment 37. Please see pages 5 and 32.

35.	Because the policy generally contemplates distributing cash instead of retaining it for investment or other purposes, the disclosure immediately following the complete statement of the dividend policy should explain in a clear list of bullets that:

•	there is no requirement to pay the dividend;

•	while the dividend policy will call for distribution of cash, that policy can be changed or revoked at any time;

•	even if the policy is not changed or revoked, distributions are entirely at the discretion of the board of directors;

•	distributions are restricted by covenants;

•	distributions are subject to state law restrictions;

•	stockholders have no contractual or other legal right to the dividends; and

•	you may not have enough cash to pay dividends in the future periods, discussing the reasons why such inability to pay dividends may arise.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 32.

36.	Describe any other material risks that may affect investors’ ability to receive dividends. In this regard, consider discussing the factors mentioned on pages 16-17.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 32.

Joshua Englard, Esq.
January 27, 2005

37.	Revise the end of the first paragraph on page 37 to specify the “other purposes” to which you will not apply your available cash given your intention to use the cash to pay dividends.

The Registration Statement has been clarified in response to the Staff’s comment. Please see pages 5 and 32.

Estimated Minimum Bank EBITDA and Cash Available to Pay Dividends, page 37

38.	We refer to the first sentence in the second paragraph on page 38 beginning with, “We believe that, in order to pay dividends on our common stock....” Because this sentence is particularly long, it is difficult to understand the message you are trying to convey to the investor. Please revise accordingly and clearly articulate the minimum amount of Bank EBITDA necessary to fund your dividend policy.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 33.

39.	Delete the clause “. . . in the event that our board of directors determines to do so...”

The Registration Statement has been revised to delete the offending clause. Please see page 33.

40.	Disclose whether or not you would have had to access your credit facility to pay dividends. In addition, disclose whether you expect to have to access your credit facility in the first year to pay dividends.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 33.

Page 38

41.	Change the phrase “we expect” to “that” in the second and fifth sentences in the second paragraph.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 33.

Estimated Minimum Bank EBITDA Table page 38

42.	Revise to include a footnote indicating the number of shares and the dividend per share used in the calculation of estimated cash available to pay dividends on common stock.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised to reflect the Staff’s comment. Once share information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see page 37.

43.	We note that you use Estimated Minimum Bank EBITDA in your calculation of estimated cash available to pay dividends on common stock. We further note that you exclude certain cash costs from EBITDA to calculate this measure. However, since this table is presented to depict the amount of cash that you believe will be available to pay cash dividends in the full year following the offering, you should use a measure that you believe is highly correlated to cash, instead of a measure specified in your debt covenants. You should then separately address and quantify the potential impact of restrictions under your debt covenant. Please revise accordingly.

To clarify, the Company uses Estimated Minimum Bank EBITDA in the first table on page 34 to demonstrate that the generation of this amount of Bank EBITDA would be sufficient to fund the Company’s expected cash needs, to comply with applicable restrictive covenants and to fund dividends in the aggregate amount of $47.5 million in the first year following the closing of the offering. That is, this estimated minimum amount is used solely to show the minimum amount of Bank EBITDA required to pay dividends according to the dividend policy; it is not used to estimate the actual cash available to pay dividends for any historical or future period. In the second table, the Company now begins with net cash provided by operating activities and builds to EBITDA and Bank EBITDA, which the Company believes are the financial measures that most accurately present available cash (often referred to in comparable presentations as “Adjusted EBITDA”), before deducting expected expenses and other cash outlays to arrive at estimated cash available to pay dividends. That is, the second table shows the calculation of the estimated cash available to pay dividends on a pro forma basis for the periods presented.

The Company uses Bank EBITDA in its calculation of estimated cash available to pay dividends for several reasons. The Company believes that Bank EBITDA is, in fact, the financial measure that most closely reflects its ability to generate cash available to pay dividends. In its negotiations regarding the amended and restated credit facilities, the Company and its prospective lenders discussed at length this issue and the various items that are included or excluded from this calculation and, together, defined Bank EBITDA as the most accurate possible measure of the Company’s ability to generate cash available to pay dividends. Alternatively, the Company could have used one of several other financial measures, such as Adjusted EBITDA, as several companies have done in comparable disclosure in the recent past. In choosing Bank EBITDA, the Company determined that this presentation would be most helpful to investors because it is the most accurate measure of the Company’s ability to generate cash available to pay dividends for the first year following the offering and because it also coincides with the

Joshua Englard, Esq.
January 27, 2005

measure used in the most significant contractual limitation on the Company’s ability to pay dividends, which will be contained in the amended and restated credit facilities.

Under the first table, the only cash cost that is not factored into the estimate of cash available to pay dividends are expected TXUCV integration and restructuring costs. The Company will pre-fund these costs on the closing of the offering with cash available from its balance sheet. If not so pre-funded, this cash will otherwise remain idle on the Company’s balance sheet, and the Company believes that its pre-funding will not negatively affect the Company. To clarify this point, the Company has added to the first table the line item “Integration Costs” as in the second table whose footnote explains the above.

As a result of the above, the Company concluded that the presentation of Bank EBITDA, after deducting all integration and restructuring cash costs for the relevant period, is the financial measure that most closely correlates to estimated cash available to pay dividends.

In addition, the Company respectfully believes that the presentation in the Registration Statement does address and qualify the potential impact of the applicable restrictive covenants in its debt agreements.

44.	We refer to footnote 4. Please tell us and clarify what you mean in the first sentence of this footnote by, “would have had an aggregate of $26.6 million in net operating loss carry forwards available to us, based on numerous assumptions.” In your response, indicate what the material assumptions are in your determination.

The first sentence of former footnote 4 (currently footnote 6) represents an estimate of the amount of net operating losses, or NOLs, that would have been available to the Company as of September 30, 2004, based on numerous assumptions. This amount is, by its nature, merely an estimate because NOLs may only be determined with greater precision after the end of a fiscal year, in this case December 31, 2004. In order to determine the Company’s net operating loss as of September 30, 2004, it forecasted information to calculate its expected taxable income (loss) for the year ended December 31, 2004 and then prorated the resulting amount to arrive at estimated taxable income (loss) for the nine months ended September 30, 2004. The Company did not take into account any pro forma effects or adjustments related to this offering in estimating its expected taxable income (loss) for the year ended December 31, 2004, but, rather, only accounted for transactions that are expected to have occurred as of December 31, 2004.

The NOL estimate is also subject to the following assumptions:

Joshua Englard, Esq.
January 27, 2005

•	In forecasting information to calculate the Company’s expected taxable income (loss) for the year ended December 31, 2004, the Company made assumptions that there would be no accounting entries or adjustments other than those known at the time of the estimate. Making such forecasts is inherently difficult, and, following the closing of any company’s books after the end of a fiscal year, changes to an NOL estimate, such as here, may be made.

•	Pro rating the forecasted year-end taxable income (loss) estimate to arrive at taxable income (loss) for the nine months ended September 30, 2004 also necessarily involves the assumption that a pure pro ration is a fair basis to estimate taxable income (loss) at an interim period.

•	The Company assumed that the use of any NOL attributable to CCI Illinois is not limited under Section 382 of the Internal Revenue Code prior to this offering.

•	The Company further assumed that there are limitations currently under Section 382 of the Internal Revenue Code on the use of NOLs attributable to CCI Texas due to ownership changes under Section 382 of the Internal Revenue Code occurring in May 2003 and April 2004.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 37.

45.	Further, tell us and revise to clarify why you do not expect to pay any cash income taxes during the year following the closing of the offering, considering that you paid $2 million for income taxes in fiscal 2003. Tell us why you believe that it is reasonable to assume that Bank EBITDA is equivalent only to your estimated minimum Bank EBITDA. In addition, if you anticipate that you will be required to pay cash income taxes in future years, expand your disclosure to indicate that future cash income taxes may reduce your ability to pay dividends in those periods.

The Company believes that it will continue to have no cash taxes payable in the year following the closing of the offering because it will have sufficient NOL carry-forwards available in 2005 to offset its taxable income.

The Company notes for the Staff that it was not, in fact, liable for $2 million of income taxes for fiscal 2003. The total amount of estimated federal and state income taxes paid for 2003 is recorded on the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2003 as $2 million (see page F-7 of the Registration Statement). The $2 million is comprised of $1.62 million of estimated federal income taxes and $380,000 of estimated Illinois state income taxes for fiscal 2003. With respect to the federal income taxes, the Company filed

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January 27, 2005

for, and received, a refund of $1,588,620 subsequent to December 31, 2003 based on revised calculations of amortization and depreciation expense for the period. The difference between the amount of estimated taxes paid and the amount of the refund, or $31,380, was assessed and collected as federal alternative minimum tax. The Company has also filed for a refund of the entire amount of Illinois state taxes paid for 2003. These refunded or refundable federal and state estimated income tax amounts for 2003 account for the majority of the income tax receivable reflected on the Company’s Consolidated Balance Sheet as of December 31, 2003.

With respect to the second sentence of the Staff’s comment, we note that the Company does not assume that Bank EBITDA is equivalent only to its estimated minimum Bank EBITDA. Rather, Bank EBITDA is expected to be greater than estimated minimum Bank EBITDA for the applicable period. Estimated minimum Bank EBITDA is solely an estimate of the minimum Bank EBITDA the Company would need to pay dividends in the first year following the offering according to its dividend policy.

In addition, the Company believes that it is reasonable to assume that Bank EBITDA is equal to estimated minimum Bank EBITDA for purposes of assessing the possible impact of taxes on its ability to pay dividends because the purpose of this calculation is to determine the minimum amount of after-tax cash flow that is required in order to pay dividends. By the same token, in general, a level of Bank EBITDA higher than estimated minimum Bank EBITDA would result in higher taxable income and an increased cash tax liability (to the extent the Company’s NOLs have been fully utilized or are not otherwise available due to limitations). However, a higher level of Bank EBITDA inevitably would also yield a correspondingly higher level of available cash, such that, after paying any additional incremental tax liability, the Company would still have more cash available to pay dividends than the required minimum. Thus, the Company believes that using estimated minimum Bank EBITDA produces the most accurate view of the expected impact of cash income taxes in 2005 on its ability to pay the expected dividend for the first year following the offering.

46.	Please tell us if you have included estimated public company expenses in your calculation of projected estimated cash available to pay dividends on common stock.

The Company has included estimated public company expenses in its calculation of projected estimated cash available to pay dividends on its common stock.

47.	We refer to footnote 9. Please tell us how you have considered the $14 million estimated integration and restructuring costs in your estimated cash available to shareholder calculations.

Joshua Englard, Esq.
January 27, 2005

With respect to former footnote 9 (currently footnote 5), the Company notes the following:

•	The $14 million in integration and restructuring costs represents the total amount of costs the Company expects to incur in 2004 and 2005. The Company does not expect to incur additional integration and restructuring costs beyond 2005.

•	Of this amount, the Company expects to incur $7.5 million in 2005. It will pre-fund this amount with cash on the balance sheet that is not included in our calculations of cash available to pay dividends. As a result, it will not have any additional cash costs in addition to this pre-funded amount that would otherwise reduce cash available to pay dividends.

•	The Company does not expect that the pre-funding of these estimated expenses will change any of its expected cash plans or otherwise effect its expected working capital requirements.

Page 39

48.	Change the words “we expect” to “that” in the first sentence of the second paragraph.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 35.

Estimated Cash Available to Pay Dividends Table, page 39

49.	We note that you have presented net loss, EBITDA and Bank EBITDA on a pro forma basis. Revise the table to begin with historical information from the financial statements of Homebase Acquisition LLC. The adjustments to arrive at pro forma acquisition information should then be separately presented in the table. Also revise the table to begin with historical cash flows from operations and reconcile to your measure of cash flow used to estimate cash available.

The Registration Statement has been revised to reflect the Staff’s comment. In particular, the Company has divided what was the second table into two tables to more clearly address the presentation described in the Staff’s comment. Please see page 35.

50.	For comparative purposes, revise to include the estimated cash required to pay dividends as presented on page 38, below the amounts entitled “estimated cash available to pay dividends” for the year ended December 31, 2003 and the twelve months ended September 30, 2004 as presented on page 39.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 36.

51.	We refer to footnote 3, regarding capital expenditures. We note that for the year ended December 31, 2003 as presented in your Consolidated Statement of Cash Flows, capital expenditures were $11.3 million. Please tell us and revise to disclose the reasons for the difference between the historical amount spent and the amount of the adjustment of $29.5 million as presented in this table. Please tell us how this contemplates capital expenditures related to the operations of TXCUV in your analysis.

The $11.3 million in capital expenditures in the Company’s Consolidated Statement of Cash Flows relates to the historical capital expenditures of Homebase during 2003. This does not include any capital expenditures that were attributable to TXUCV for this period, which the Company acquired on April 14, 2004. The $29.5 million of capital expenditures for the year ended 2003 on page 36 gives effect to the TXUCV acquisition and, therefore, includes $18.2 million of capital expenditures that were attributable to TXUCV for this period. The Registration Statement has been revised to clarify this distinction. Please see new footnote (3) on page 36.

52.	We refer to footnote 7, regarding severance costs paid to employees associated with the TXUCV acquisition. Please tell us in detail about the severance costs paid in connection with the acquisition for all periods presented and further explain how these costs relate to the pro forma adjustment.

Upon completion of the TXUCV acquisition on April 14, 2004, approximately 70 TXUCV employees were terminated. These employees received termination benefits based upon the existing TXUCV severance policy and other employment and severance agreement that were in effect. The amount of the individual payments varied depending upon the employee’s salary grade, compensation and years of service at the time of termination. Of the $5.9 million of severance cost adjustment, $5.6 million was associated with the employees terminated at the closing of the TXUCV acquisition. The remaining $0.3 million was paid in the third quarter of 2004. These costs are related to the pro forma adjustment because they were incurred as part of the TXUCV acquisition and they are not expected to recur.

53.	We note from your indebtedness disclosures on page 131 that your amended and restated credit facilities will include specified financial covenants such as a maximum total net leverage ratio and a minimum interest coverage ratio that will restrict your ability to pay dividends. Disclose these and any other financial ratios or tests that will restrict your ability to pay dividends. Present these ratios, if any, on page 38 based on estimated cash available to pay dividends for the first year following the offering. Disclose whether you are currently in

Joshua Englard, Esq.
January 27, 2005

compliance with the restrictive covenants and financial ratios that you will discuss in this section.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 34.

Assumptions and Considerations, page 41

54.	Revise your first bullet to explain that this is a pro forma number.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 40.

55.	Revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 40-41.

56.	Expand your disclosure regarding “potential sources of liquidity” and how this factor impacted your decision regarding the dividend policy.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 40.

Restrictions on Payment of Dividends, page 42

57.	We note the provision of the indenture that permits you to pay dividends on your capital stock of up to 6% of the cash proceeds from your first public equity offering, or approximately $5 million annually. Clarify whether this provision ultimately limits the amount of dividends you may pay to $5 million annually or whether the $5 million is in addition to the amount payable under the buildup amount provision.

The Registration Statement has been revised to clarify in the indicated section and elsewhere in the prospectus as appropriate that the $4.9 million in dividends that could be paid under this provision are in addition to what the Company could pay under the build-up provision. The revised disclosure also notes that a dividend payment under this provision will reduce the amount the Company may otherwise have available under the build-up provision for restricted payments, including dividends. Please see pages 12 and 42.

Selected Historical and Other Financial Data, page 47

58.	We refer to the historical results of operations presented for CCI Holdings. It appears that you have several typographical errors in the table. For example, you present net loss instead of net income for the periods presented.

Joshua Englard, Esq.
January 27, 2005

Additionally, the net loss per common share for the nine months ended September 30, 2003 does not tie to your income statement presented on page F-76. Please revise.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 47-48.

59.	Please revise to include net loss applicable to common shareholders and dividends on redeemable preferred shares. Refer to Item 301 of Regulation S-X for further guidance.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 47.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 51

Overview, page 51

60.	Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public corporation. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 52-53.

Results of Operations, page 55

Revenues, page 55

61.	For each of your revenue items, discuss whether you expect it to increase, decrease or stay the same.

In response to the Staff’s comments 61, 62, 70, 71, 72 and 74, the Company has added disclosure regarding revenue trends under “Overview – Factors Affecting Future Results of Operations” and known trends, demands, events and uncertainties more generally in the Liquidity and Capital Resources subsection. The Company respectfully submits that the revised disclosure complies with Item 303 of Registration S-K and the Commission’s various releases interpreting the requirements for the MD&A section, including SEC Interpretation: Management: Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Rel. No. 33-6835 (May 18, 1989), and otherwise presents all material information, even though it does not project increases or decreases in each revenue item. In this regard, the

Joshua Englard, Esq.
January 27, 2005

Company believes that it has provided a meaningful narrative to its historical financial statements and has disclosed currently known trends, events and uncertainties as required, rather than anticipated future trends that are less predictable, which are not required to be disclosed. Please see pages 53-55 and 66-68.

62.	In addition, discuss whether you expect these trends to continue. Furthermore, discuss other developments that may impact your business and operations. For example, do you expect to be able to increase rates, especially given the competitive climate in your industry?

In response to the Staff’s comments 61, 62, 70, 71, 72 and 74, the Company has added disclosure regarding revenue trends under “Overview – Factors Affecting Future Results of Operations” and known trends, demands, events and uncertainties more generally in the Liquidity and Capital Resources subsection. The Company respectfully submits that the revised disclosure complies with Item 303 of Registration S-K and the Commission’s various releases interpreting the requirements for the MD&A section, including SEC Interpretation: Management: Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, Rel. No. 33-6835 (May 18, 1989), and otherwise presents all material information, even though it does not project increases or decreases in each revenue item. In this regard, the Company believes that it has provided a meaningful narrative to its historical financial statements and has disclosed currently known trends, events and uncertainties as required, rather than anticipated future trends that are less predictable, which are not required to be disclosed. Please see pages 53-55 and 66-68.

63.	Quantify your revenues from each of your geographic regions and discuss your expectations of future revenue growth from these regions.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 53-55 and 77-79.

64.	We note that you identify a number of factors that affected line items in your income statement. Revise your disclosure to quantify the impact of each factor.

The Registration Statement has been revised to reflect the Staff’s comment. Please see pages 53-55.

Interest Expense, page 58

65.	We note that you explain $4.2 million of the total $19.4 million increase in interest expense. Please revise to quantify and more clearly explain the components of the remaining increase from the nine months ended September

Joshua Englard, Esq.
January 27, 2005

30, 2003. You should discuss the increase in long-term debt and why interest rates increased.

The Registration Statement has been revised to reflect the Staff’s comments. The discussion on the increase in interest rates has been deleted as it had an immaterial impact on the Company’s interest expense for the period. Please see page 59.

Critical Accounting Estimates, page 64

66.	We note your discussion of critical accounting policies and estimates. We do not believe that your disclosures provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Carefully analyze those estimates and assumptions most important to you and revise to clearly indicate why you believe the accounting policies that you have identified in this section are most critical to your company. These disclosures should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

For example, your revenue recognition and allowance for uncollectible account policies appear similar to the accounting policies provided in the footnotes to your financial statements. If you have determined that the estimates and assumptions used to account for revenue and allowances for uncollectible accounts are critical, you should specifically discuss the nature of the estimates and assumptions that are material due to the necessary levels of subjectivity and judgment. Further, you should discuss why the impact of these estimates and assumptions are material to your financial condition or operating performance.

For additional guidance, please refer the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

The Company has revised its discussion of critical accounting policies and estimates on pages 65-66 to more clearly indicate why it believes the accounting policies identified are most critical. In addition, the Company has revised the disclosure so that it supplements, not duplicates, the description of its related policies disclosed in the notes to its financial statements.

67.	Further, critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to: 1) analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance; and 2) provide quantitative as well as qualitative

Joshua Englard, Esq.
January 27, 2005

disclosure when quantitative information is reasonably available and will provide material information to investors. We believe that enhanced qualitative disclosure and sensitivity analysis would provide your investors with material information regarding your results of operations and statement of position.

For example, referring to goodwill, you should consider if a discussion indicating the difference between the carrying value and fair value of your reporting units is material to an investor. You should contemplate how sensitive the estimates, including long-term revenue and cash flow projections, discount rate and terminal values, are to change and if quantitative disclosure depicting other outcomes that are reasonably likely to occur would be useful to your investors.

Revise to include sensitivity analysis and other quantitative information that is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate,/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

The Company has revised and expanded its discussion to provide quantitative information that was reasonably available as well as qualitative disclosures on the sensitive nature of the many of the critical assumptions and estimates associated with the identified critical accounting policies. Please see pages 65 and 66.

68.	We refer to your discussion of “Goodwill and Intangible Assets” on page 65. It appears that you intend to discuss only goodwill that is tested for impairment in accordance with SFAS No. 142. Accordingly, revise to delete your reference to Intangible Assets in the heading to this critical accounting policy.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page 66.

Liquidity and Capital Resources, page 66

69.	We refer to your discussion of operating, investing and financing activities. As presented, your disclosure does not provide a clear understanding of the historical changes in your cash flows, nor does it provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.

Joshua Englard, Esq.
January 27, 2005

Your discussion and analysis of cash flows should not be limited by the manner of presentation in the statement of cash flows. When preparing the discussion and analysis of operating, investing and financing cash flows, address material changes in the underlying drivers rather than merely describing items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows. For example, your discussion of operating cash flows for the nine months ended September 30, 2003 and 2004 provides no information regarding the sources and uses of cash other than the fact that the results include changes resulting from your acquisition of TXUCV. Your disclosure does not need be lengthy or overly detailed to provide an investor with a balanced, meaningful understanding of your liquidity.

Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management.

Refer to Item 303 of Regulation S-K as well as the Commission’s Interpretive Release on Management’s Discussion and Analysis; of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 67-69 and 73-74.

70.	In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

In response to the Staff’s comments 61, 62, 70, 71, 72 and 74, the Company has added disclosure regarding revenue trends under “Overview – Factors Affecting Future Results of Operations” and known trends, demands, events and uncertainties more generally in the Liquidity and Capital Resources subsection. Please see pages 53-55 and 66-69.

71.	Describe and quantify the impact of the IPO on your liquidity and results of operations, as well as the costs associated with being a public company.

The Registration Statement has been revised to reflect the Staff’s comments with respect to comments 71, 72 and 74. Please see pages 73-74.

72.	Discuss how your payment of quarterly dividends will affect your liquidity.

Joshua Englard, Esq.
January 27, 2005

The Registration Statement has been revised to reflect the Staff’s comments with respect to comments 71, 72 and 74. Please see pages 73-74.

Debt and Capital Leases, page 67

73.	Consider including a table that lists your multiple credit facilities both prior to and after the offering. Also include the applicable interest rate and maturity date.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 69.

Capital Requirements, page 69

74.	Quantify the anticipated costs and expenses associated with SEC reporting and compliance. We note that you have provided a risk factor in this regard.

The Registration Statement has been revised to reflect the Staff’s comments with respect to comments 71, 72 and 74. Please see page 73.

Table of Contractual Obligations & Commitments, page 71

75.	It does not appear that you have included the principal payments on your long-term debt. Please revise to include.

The table of Contractual Obligations & Commitments on page 75 does not include any amortization of principal on the Company’s long-term debt prior to maturity since both the amended and restated credit facilities and the senior notes are (or will be) non-amortizing debt obligations. Note (a) to the table of Contractual Obligations & Commitments and Liquidity and Capital Resources have been revised to clarify the foregoing. Please see pages 70 and 75.

Business, page 85

76.	Please avoid using industry acronyms in your disclosure. For example, replace RLEC, ILEC and CLEC with easily understood terms.

The Registration Statement has been revised throughout to reflect the Staff’s comment.

Our Strengths, page 85

77.	Currently, you discuss your strengths, strategy, and history prior to discussing your actual business operations. So that readers have the appropriate context and background in assessing your industry, strengths and strategy, we strongly encourage you to move these subsections so that they at least follow the discussion of your operations.

Joshua Englard, Esq.
January 27, 2005

In response to the Staff’s comment, the Company respectfully submits that the location of the discussion of its strengths, strategy and history in the Business section is useful to give investors context before reading a more detailed description of the Company’s operations and is consistent with its comparable location in the Summary section, which the Company and the Underwriters believe is consistent with where investor expects to see it and market practice. In addition, we note that there is no form or other requirement regarding such matters. As a result, while acknowledging the Staff’s comment, the Company respectfully notes that the location of these items has not been changed.

78.	We note your disclosure throughout the document regarding “telephone access lines,” Please discuss what access lines are, how you acquire them, and the significance of the data regarding access lines to your business and results of operations. For example, how does the number of access lines impact the number of customers or revenue generating opportunities?

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 107.

Industry Overview and Competition, page 103

79.	To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully submits that its market share in each of its markets or services is not known or reasonably knowable given the nature of its businesses and the telecommunications market in general (e.g., wireless providers both compete and complement local telephone services). In addition, while the Company is aware of, and has disclosed the risks related to, competition from new entrants in its markets, it does not have access to reliable market information that would allow it to meaningfully determine its market share in each of its markets.

Legal Proceedings, page 103

80.	Disclose the relief sought in the lawsuit filed by Michael Hinds. In addition, please clarify whether you are also a defendant in this lawsuit.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page 106.

Summary Compensation Table, page 119

81.	We note the automobile lease payments disclosed in the table. Please confirm that these amounts were paid for automobile lease expenses incurred during 2003 (as opposed to the entire value of the leases).

Joshua Englard, Esq.
January 27, 2005

In response to the Staff’s comment, the Company has revised footnote 3 to the Summary Compensation Table on page 123 to clarify that the $21,945 disclosed in the table as a car allowance relates to amounts the Company paid to Mr. Lumpkin to purchase his personal automobile and certain other non-cash compensation related thereto. In 2003, the Company paid $21,050 to purchase Mr. Lumpkin’s personal automobile. The automobile purchase price was determined based upon the “Kelly Blue Book” value of the vehicle at the time of purchase. The remaining $895 was non-cash compensation attributable to Mr. Lumpkin’s personal use of the automobile in 2003 and related taxes. The $895 was calculated based upon 12% personal usage miles at the annual lease value as determined under Internal Revenue Code Regulation 1.61-21, multiplied by the portion of the year the vehicle was owned by the Company, which was then grossed up at an effective income tax rate of 39.45% for applicable income taxes of $353.

Principal and Selling Stockholders, page 123

82.	Please disclose the individuals who have voting and investment control over the shares held by Central Illinois Telephone, Providence Equity, and Spectrum Equity.

The Registration Statement has been revised to reflect the Staff’s comments. We note that with respect to Spectrum Equity’s ownership interest in the Company, the Company has been informed that the partnerships or limited liability company serving as the ultimate general partners of the individual funds in question are controlled by majority vote of either four or (in one case) seven general partners or managing members, as the case may be. The Company has been informed that no one individual has the power to direct or prevent the voting or disposition of the shares of the Company held by Spectrum Equity. Consistent with the principles reflected in the Staff’s no-action letter issued to Southland Corp. (July 8, 1997), the Company has been informed that none of the two additional members of Providence Equity Partners IV, LLC, or the individual partners or members of the ultimate general partners of the Spectrum funds, would be deemed to beneficially own the shares held by Providence Equity or Spectrum Equity, respectively, and they are not listed as beneficial owners in the ownership table. Please see footnotes (a), (b) and (c) on page 129.

83.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

The Company has been informed that none of the stockholders selling in the offering is a broker-dealer or an affiliate of a broker-dealer.

Joshua Englard, Esq.
January 27, 2005

Certain Relationships and Related Party Transactions, page 126

84.	For each related party, please discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

In response to the Staff’s comment, the Company sets forth below information regarding how the transaction prices were determined and the Company’s belief regarding whether the terms of these transactions are comparable to terms that it could have obtained from independent third parties. The Company has added applicable disclosure regarding the determination of how the transaction prices were determined, other than with respect to the professional service fee agreements, but has not added disclosure regarding the Company’s belief regarding whether the terms of these transactions are comparable to terms that it could have obtained from independent third parties. The Company respectfully submits that the disclosure that has not been added as requested is not required to be disclosed pursuant to Item 404 of Regulation S-K and is not otherwise material.

LATEL Sale/Leaseback. The sale prices (and the corresponding lease prices) for the properties sold to LATEL were determined based upon a “Complete, Self Contained Appraisal Report”, dated July 25, 2002, prepared by Deloitte and Touche (“D&T”). The overall capitalization rate (typically defined as the quotient, the numerator of which is net operating income and the denominator of which is a property’s fair market value) for the properties sold to LATEL was 13.29%, compared to 14.5% to 15.0% in the D&T report. As a result, the Company believes the sale prices were representative of the fair market values established in the D&T report. In order to estimate the capitalization rates, D&T gathered information from national organizations that periodically survey real estate experts, including Korpacz, PricewaterhouseCoopers and Cushman & Wakefield. D&T also spoke with local investors and real estate experts in order to determine its range of capitalization rates.

MACC, LLC. The lease agreement between Consolidated Market Response and MACC was originally negotiated in 1997, when the Company’s predecessor, an entity unaffiliated with the Company’s chairman Richard Lumpkin, owned Consolidated Market Response. The initial lease was for approximately 10,000 square feet and had a rate of $6.99 per square foot. The square footage subject to the lease was subsequently increased to 20,000 feet and, in October 2002, the lease was renewed by the Company’s predecessor for a new five year term at a rate of $6.16 per square foot. The reduced rate was primarily attributable to the additional square footage being leased. The Company believes these rates are in line with the rates established in the D&T report discussed above for the LATEL sale/leaseback transaction.

Joshua Englard, Esq.
January 27, 2005

SKL Investment Group, LLC. Of the $74,400 paid to Consolidated Communications, Inc., the Company’s subsidiary, for SKL’s use of office space, computers and telephones and other office related expenses, $27,400 was attributable to rent for 1,677 square feet of office space in one of the buildings under the LATEL leaseback arrangement. This amounts to approximately $16.34 per square foot and is equivalent to the base rent per square foot paid to LATEL, plus SKL’s pro rata share of the real estate taxes, utilities and maintenance expenses. $14,040 was related to SKL’s use of computers, telephones and office supplies and was based on either actual third party charges or SKL’s estimated usage. The balance of $32,960 was related to the pro rata portion of Mr. Grissom’s salary (the Company’s Treasurer and Secretary) attributable to that portion of his time spent serving as the Administrative Officer of SKL Investment Group, LLC.

First Mid-Illinois. The maintenance and activity charges the Company incurred are standard charges for business accounts at First Mid-Illinois. Interest the Company earned is from repurchase agreements, and compares favorably to the rates earned from its government money market cash sweeps at Bank of America due to shorter maturities and higher expenses associated with the money market fund. Amounts paid to First Mid-Illinois for the administration of the Company’s hourly 401(k) plan are market competitive rates based on assets under management. The per participant fees are comparable to those charged by other third parties. The amount paid to AJG Risk Management for insurance and risk management services was a result of AJG Risk Management being the low bidder among Holmes Murphy and Marsh. The amounts received from First Mid-Illinois for local dial tone, custom calling features, long distance, etc. are regulated tariffed services for which the charges are the same for all customers. Sales by the Company’s subsidiary Consolidated Communications Business Services, Inc. to First Mid-Illinois were pursuant to standard centrex sales pricing formulas. The amounts received from First Mid-Illinois for the Company’s paging services is equal to or greater than the rate charged to other similar accounts.

The Registration Statement has been revised to reflect the Staff’s comments as noted above. Please see pages 132-34.

85.	Identify the executive officers, directors or affiliated parties who are receiving consideration in connection with the reorganization or the offering, including any transaction compensation or bonuses. Disclose the amounts of consideration these persons are receiving and how the amounts were determined. We encourage you to use tables to show the individuals and amounts. As part of your revisions, explain how the terms of the reorganization were determined, including the type and amount of common stock to be issued to your existing equity investors.

No officer, director or affiliated party will receive any direct cash compensation from the Company as a result of the reorganization or the closing of the offering,

Joshua Englard, Esq.
January 27, 2005

other than the acceleration of the vesting of 25% of the outstanding awards under the Company’s restricted share plan. Please see page 125 for a description of the amendments being made to the restricted share plan in connection with the offering.

The number of shares of Class A common stock and Class B common stock received by each of Central Illinois Telephone, Providence, Spectrum and management in the reorganization will be determined based on the relative value of the Homebase preferred and common shares assuming a liquidation of Homebase as part of the reorganization. The aggregate equity value of Homebase will be assumed to be equal to the aggregate equity value of the Company following the reorganization but immediately prior to the offering and will be based upon the actual initial public offering price. In the reorganization, each preferred share in Homebase will be exchanged for that number of shares of the Company’s common stock that equals the liquidation preference of such preferred share, with each share of common stock issued in the reorganization being valued at the actual initial public offering price. The holders of Homebase common shares will receive shares of Class A common stock and/or Class B common stock representing the remaining equity value of the company based upon their respective number of Homebase common shares.

The reorganization agreement also provides that Central Illinois Telephone will receive shares of Class B common stock representing all of the issued and outstanding shares of Class B common stock upon completion of the offering and that Providence and Spectrum will be able to participate in the offering as selling stockholders before Central Illinois Telephone will be able to do so, if at all.

Description of Indebtedness, page 129

86.	It appears that much of the disclosure in this section was taken directly from the underlying documents. In particular, we note the disclosure on pages 131-4. Please rewrite this disclosure so that it is clear, concise, and understandable. In revising this section, focus on the effects of the provisions on investors.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 135-39. We recognize that the disclosure of the restricted payments covenant is longer and more detailed than the description of debt in some other prospectuses. However, given the centrality to this prospectus of the Company’s ability to pay dividends and the significance of these covenants in that light, we have kept some aspects of the prior version of this summary, while abbreviating others and generally making it more clear in response to the Staff’s comment.

Joshua Englard, Esq.
January 27, 2005

Underwriting, page 149

87.	We note from your disclosure on page 150 that you intend to reserve shares for sale to your directors, officers, employees and related persons. Please supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications sent or that you intend to send to prospective purchasers about the directed share program.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Enclosed herewith please find copies of the materials proposed to be distributed (manually or through Credit Suisse First Boston’s (“CSFB”) DSP Online Procedures) in connection with soliciting interest in the directed share program (the “Program”). To date, no persons have received copies of the enclosed materials. The Company and CSFB will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:

•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with CSFB if they do not already have them; and

•	Program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the Program.

The allocation of the shares to directed share participants is determined by the Company, and the mechanics of selling the shares is handled by CSFB as underwriter. The Company will identify a list of directors, officers, employees, customers and vendors who will be entitled to purchase shares in the Program

Joshua Englard, Esq.
January 27, 2005

(along with their names, home and email addresses, telephone numbers, tax identification information, and positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Company explaining that CSFB is facilitating the Company’s Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134 of the Act. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to NASD Rule 2790) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the offering is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, the Company and CSFB prepare a final approved list of allocations. CSFB notifies each person verbally or by email who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

If you have any further questions, please direct them to Kristina Wyatt of the Staff, who previously reviewed and commented on the Program procedures and documentation.

88.	Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage, in any electronic offer, sale or distribution of the shares and supplementally describe their procedures to us. If you become aware of any additional members of the underwriting, syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communications used;

•	the availability of the preliminary prospectus;

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January 27, 2005

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material term, of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comment.

CSFB has advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

Other than with respect to electronic road shows conducted in compliance with SEC no-action letters, the Company has not, and the underwriters have not, made any arrangements with a third party to host or access the preliminary prospectus on the internet.

89.	Please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing us that they have no additional concerns.

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January 27, 2005

The Underwriters have advised the Company that an initial filing as to the amount of compensation to be allowed or permitted to the Underwriters was filed with the NASD on December 9, 2004, and that a supplemental filing with the NASD is anticipated to be made shortly. The Company acknowledges, and will follow-up on, the Staff’s request for a copy of the letter or a call from the NASD informing the Staff that the NASD has no additional concerns.

90.	State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

The Company respectfully submits that it is not necessary to include a statement in the Registration Statement that the selling stockholders may be deemed to be underwriters because they did not purchase Homebase equity interests, the predecessor of the Class A common stock, or the Class A common stock with a view to its distribution.

Definition of an “Underwriter”

Section 2(11) of the Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”. One of the purposes of the definition was to “cover all persons who might operate as conduits for the transfer of securities to the public”. See, e.g., Wheaton v. Matthews Holmquist & Associates, 858 F.Supp. 753, 757 (N.D.Ill. 1994); and Ackerberg v. Johnson, 892 F.2d 1328, 1335-36 (8th Cir. 1989

The definition’s phrase “with a view to . . . . distribution” creates a subjective standard regarding the person’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria, such as the person’s actions at and following time of the purchase and holding period. A holding period of two years or more is generally considered evidence sufficient to negate any inference after the fact that there was a purchase with a view to distribution. See, e.g., Ackerberg, 892 F.Supp. at 1336; United States v. Sherwood, 175 F.Supp. 480, 483 (S.D.N.Y. 1959); and Louis Loss and Joel Seligman, Securities Regulation (3rd ed.), Section 3-A-3, n. 580. However, the focus of many cases and Commission enforcement actions has been on situations in which a person seeks to offer securities on a private basis, when the offer should have, in fact, been made on a registered basis, without giving investors the disclosure, prospectus delivery and civil liability protections of the Act. See, e.g., Gilligan, Will & Co. v. Securities and Exchange Commission, 267 F.2d 461 (2nd Cir. 1959); and In re Charles F. Kirby, 2000 SEC Lexis 2681 (Dec. 7, 2000. In these situations, the determination of the purchaser’s status as a statutory underwriter was tied to the determination of whether there was a distribution or public offering.

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From these cases, we draw two conclusions. First, a two year holding period is a safe harbor and should not preclude a finding that a shorter holding period may be consistent with a purchaser’s investment, rather than distribution, intent at the time of purchase. See Loss and Seligman, Section 3-A-3, n. 580 (noting that a person who originally took securities for investment purposes but later changed his or her mind, may, in general, resell the securities without being deemed an underwriter; and that the statute is understood to recognize a change in circumstances); see also Comstock-Dexter Mines, Inc., 10 SEC 358, 371 (1941); Wheaton, 858 F.Supp. at 757; and Ackerberg, 892 F.2d at 1335-36. Second, we believe that some of the policy considerations regarding the determination of a person’s underwriter status in a registered offering, rather than an attempted private placement to sophisticated investors, are less compelling due to the additional protections afforded investors.

Analysis

Nonmanagement Selling Stockholders

The non-management selling stockholders purchased the shares in Homebase in June and December 2002 in connection with the purchase of ICTC and the related business from McLeodUSA in December 2002 and, in April 2004, in connection with the TXUCV acquisition. Their investment intent is evidenced by the following:

•	They will have held their shares in Homebase approximately two years with respect to the shares attributable to the ICTC acquisition and approximately ten months with respect to the TXUCV acquisition. As a result, the initially purchased shares should be covered by the effective two year safe harbor. The investment intent with respect to the other shares should be evidenced by the following considerations.

•	At the time these selling stockholders made their investments, they expected that they might not be able to sell their shares until December 31, 2007. Under the terms of Homebase’s limited liability company operating agreement, Providence Equity and Spectrum Equity entered into their investments based on the agreement of the parties that they could not force a sale of the Company or otherwise force a liquidity event, such as an initial public offering, prior to December 31, 2007, given Central Illinois Telephone’s blocking position and expressed interest in retaining its investment for the long term.

•	Their investment intent is evidenced by the actions typical of long-term investors, i.e., their extensive due diligence investigations prior to each of the Illinois and Texas purchases, the governance arrangements contained in Homebase’s limited liability company agreement which contemplate board seats, blocking rights over actions with various consequences and their

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extensive and active role in the long-term management of the company and strategic direction of its business.

•	In this regard, Providence Equity and Spectrum Equity have made and managed their investment in Homebase in a manner consistent with that of their other long-term portfolio investments, rather than a short-term trade or “flip”. We believe their approach here is substantially consistent with that of other private equity investment firms, which make long-term investments — few of which acknowledge in a registration statement the possibility that they may be deemed to be statutory underwriters. In addition, each of Providence and Spectrum entered into their initial investment with no current expectation of effecting an initial public offering, as there was no basis to expect that the business that Homebase acquired with their initial investment would ever achieve the scale required to access the public equity markets.

Management Stockholders

With respect to the management stockholders, we believe that, on the date they received the shares, they did not possess any intent to distribute these shares. All but two of the management stockholders were awarded restricted shares of Homebase as grants under the restricted share plan in November 2003 and the other two management stockholders were awarded restricted shares in April 2004. Please see the table to the Company’s response to Comment 109 for a list of these stockholders and the applicable grant dates. In connection with the reorganization, their shares will be exchanged for shares of the Company’s Class A common stock. On the respective grant dates, we believe that these management stockholders did not foresee and could not have foreseen this offering and, as a result, did not have distribution intent. In addition, under the terms of the restricted share plan, the management stockholders were prohibited from transferring their shares without the approval of the Company’s board of directors (the “Board”). The shares were also subject to a four year vesting period, which effectively deprived management of the opportunity to sell the shares in the near term.

All Selling Stockholders

We note the following additional points regarding the selling stockholders generally. First, the selling stockholders are not acting directly or indirectly as a conduit for the Company in this offering. There is no arrangement between the selling stockholders and the Company pursuant to which the selling stockholders’ proceeds from the offering would be distributed to the Company or because of which the Company would benefit.

Second, the fact the reorganization will occur immediately prior to the offering does not affect the analysis above. The principal purpose of the reorganization is to create a corporate holding company for the Homebase businesses and to simplify the corporate and capital structures of the Consolidated Communications

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group of companies in order to effect the offering more efficiently for tax, marketing and other reasons. In other words, the purpose of the reorganization is not to raise new capital by selling additional securities for value to the selling stockholders. Nor will the selling stockholders directly or indirectly contribute anything of value to the Company as consideration for the share exchange that will be effected pursuant to the reorganization. As a result, the fact that the selling stockholders will receive new shares of the Company in exchange for their equity interests in Homebase concurrently with the closing of the offering should not be indicative of any distribution intent at the time to they received their Homebase shares.

Finally, we note that acknowledging in the Registration Statement that the selling stockholders may be deemed to be underwriters would not serve the policy purposes of the Act. The making of such an acknowledgement would appear to subject the selling stockholders to the possibility of the prospectus delivery and civil liability provisions of the Act. These consequences would be appear to be of minimal incremental value to investors since this offering is already being made on an underwritten, registered basis and these selling stockholders will already be potentially exposed in principle to liability under Section 12(a)(2) of the Act.

91.	Disclose how many shares are subject to the lock-up. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares.

The Registration Statement has been revised to reflect the Staff’s comment. Once share information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see pages 155-56.

92.	Discuss any conflict of interest that may be presented by Credit Suisse’s affiliate acting as lender and agent under your amended and restated credit facilities and receiving a portion of the prepayment of the loan, or advise us why you believe there is none.

NASD Rule 2710(h) prohibits any “member” of the NASD from participating in a public offering of an issuer’s securities where more than 10% of the net offering proceeds, not including underwriting compensation, are intended to be paid to a participating member.

In connection with the offering, the Company will amend and restate its existing credit facilities to reflect (1) the prepayment in full of the term loan A facility of $118.7 million (excluding accrued but unpaid interest) with a portion of the proceeds of the offering (the “Term A Prepayment”), (2) the prepayment in full of the term loan C facility of $314.0 million (excluding accrued but unpaid interest) with the proceeds of a new term loan D facility and (3) the addition of a new term loan D facility. In addition, the Company will redeem $70.0 million of the outstanding 93/4% senior notes due 2012 (the “Senior Notes”) co-issued by it and

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Consolidated Communications Texas Holdings, Inc. and pay a redemption premium of $6.8 million, in each case, with a portion of the proceeds of this offering.

Credit Suisse First Boston has advised the Company that an affiliate acted as co-syndication agent, joint lead arranger, joint bookrunner and lender under the Company’s existing credit facilities and will not receive any prepayment amount from the Term A Prepayment. In addition, an affiliate of Credit Suisse First Boston will act as co-syndication agent, joint lead arranger, joint bookrunner and a lender under the amended and restated credit facilities and will receive standard financing fees, which in the aggregate, will not exceed 10% of the net offering proceeds. Although an affiliate of Credit Suisse First Boston acted an initial purchaser of the Senior Notes, no affiliate of Credit Suisse First Boston currently beneficially owns any amount of the Senior Notes.

NASD Rule 2720(a)(2) prohibits an NASD member or a person associated with a member to participate in the distribution of a public offering of equity securities issued or to be issued by a company if the member or its associated persons, parent or affiliates shall have a “conflict of interest” (as defined in NASD Rule 2720(b)(7)) with the company.

Credit Suisse First Boston has advised the Company that an affiliate (1) has acted as a co-syndication agent, joint lead arranger, joint bookrunner and a lender under the Company’s existing credit facilities, (2) will act as a co-syndication agent, joint lead arranger, joint bookrunner and a lender under the amended and restated credit facilities and (3) was an initial purchaser with respect to the Company’s Senior Notes. However, Credit Suisse First Boston has further advised the Company that, to the best of its knowledge, none of Credit Suisse First Boston, its associated persons, parent or affiliates beneficially own 10% or more of (a) the outstanding subordinated debt of the Company; (b) the common equity of the Company; or (c) the preferred equity of the Company. Consequently, Credit Suisse First Boston has advised the Company that no conflict of interest (as defined in NASD Rule 2720(b)(7) or otherwise) exists.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page P-1,

93.	We note from your disclosure on page P-2, that the purchase price allocation for the TXCUV acquisition is preliminary. Accordingly, please revise to identify significant liabilities, tangible and intangible assets likely to be recognized and disclose uncertainties regarding the effects of amortization periods assigned to the assets acquired.

Subsequent to the Company’s initial filing of the Registration Statement on December 8, 2004, the Company substantially completed its purchase price

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allocations in connection with the TXUCV acquisition, with the exception of finalizing the tax effect of the acquisition. The Company does not believe it is likely to have a material impact on its pro forma presentation. In addition, the Company believes the amortization periods assigned to the assets acquired are reasonable and unlikely to change as result of the finalization of the purchase price allocation. As such, the Registration Statement has been revised to eliminate the reference to any “preliminary” purchase price allocation. Please see page P-2.

94.	Revise your pro forma Statement of Operations for the year ended December 31, 2003 to include the net earnings (loss) per common share and the number of shares used to compute earnings per share.

The Registration Statement has been revised to reflect the Staff’s comment. Once share information is available, such information will be included in a subsequent amendment to the Registration Statement. Please see page P-5.

Note 1. Selling, General and Administrative Expenses, page P-9

95.	We refer to the amounts in acquisition adjustment (1) labeled “Effect of acquisition related headcount reductions” in your pro forma consolidated income statement. Please tell us what these amounts represent and why you believe these costs meet the criteria in Article 11 of Regulation S-K. Further, please tell us how this adjustment relates to the severance expense adjustment to estimated cash available to pay dividends presented on page 39. If you determine that this is not an appropriate pro forma adjustment, revise to delete it accordingly.

The acquisition adjustment “Effect of acquisition related headcount reductions” in the Company’s Pro Forma Consolidated Income Statement, refers to the anticipated cost savings (e.g, wages, bonus and benefits) from the approximately 70 TXUCV employees that were terminated effective with the closing of the TXUCV acquisition on April 14, 2004. As a condition to closing, TXUCV was required to eliminate duplicative executive and staff positions. The individual employees that were terminated were specifically identified by name in the stock purchase agreement.

In addressing pro forma adjustments to the income statement, paragraph (b)(6) of Article 11-02 of Regulation S-X states that such adjustments must be (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. The Company believes that each of these three conditions has been satisfied with respect to the cost savings from the above-noted headcount reductions made at TXUCV as part of the terms of the stock purchase agreement. These cost savings relate to a liability recorded pursuant to EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (also see response to comment number 52).

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With regard to the factually supportable condition, the Company notes that the related terminations were made on the closing date, as required by the stock purchase agreement) and largely represented duplicate positions such that there has been no impact on revenue generation or services provided.

Note 3. Interest Expense, page P-9

96.	Disclose in note 3 that you issued $200 million of 9 3/4% Senior Notes due 2012 connection for the acquisition of TXCUV. Also disclose the interest rates and the principal balances of all outstanding debt used to calculate the adjustment to interest expense.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page P-9.

Note 5. Selling, General and Administrative expenses, page P-10

97.	Disclose the nature of the professional services provided under the agreements with Mr. Lumpkin, Providence Equity and Spectrum Equity. Also disclose who will perform these services after the offering.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page P-10.

Note 6. Interest Expense, page P-10

98.	We refer to pro forma acquisition adjustment relating to interest expense associated with your Term C loan. Please tell us your basis for utilizing a rate of 4.475% to calculate pro forma interest expense in this presentation and a weighted average interest rate of 5.2% in the computation employed to estimate cash available to pay dividends on page 39.

The weighted average interest rate of 5.2% on page 36 includes not only interest on the term loan C facility (which has been updated in the Registration Statement to reflect the fact that the Company’s amended and restated credit facilities now currently contemplate a new term loan D facility), but also gives effect to interest rate hedges. The effect of interest rate hedges is a separate calculation using the LIBOR rate that was used for the term loan D interest (previously the term loan C interest) and the applicable premiums on the various hedging instruments. Combining the net effect of interest rate hedges ($2,728, $2,048 and $2,056 for December 31, 2003, September 30, 2003 and September 30, 2004, respectively) with the term D interest (previously the term loan C interest) for the same periods ($17,436, $13, 077 and $13, 077) yields a weighted average rate of 5.2%. Please see the table in Note 6 beginning on page P-10.

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Homebase Acquisition, LLC Financial Statements for the Year Ended December 31, 2003, page F-2

Consolidated Statement of Income, page F-5

99.	It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from “cost of operations.” Make similar revisions to the information presented in Selected Financial Data at page 47.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 47, 49, F-5, F-25, F-46 and F-73.

100.	Separately present revenues from products and services and the related costs and expenses on the face of the income statement, as required by Rule 5-03(b) 1 of Regulation S-X. Please revise or advise.

The Company’s product sales represented less than 5% of its total revenues and costs for the periods presented, and the Company believes that these product sales are not otherwise material to its business and results of operations or to investors. Accordingly, the Company believes separate disclosure is immaterial and not required.

Goodwill and Other Intangible Assets, page F-10

101.	Expand the accounting policy disclosure for goodwill and intangible assets with indefinite lives to describe how the annual impairment test is performed.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-9.

Revenue Recognition, page F-10

102.	We note, that with the acquisition of your Texas telephone operations, you derive revenue from the sale of directory advertising and the publication of telephone directories. Please tell us in detail and revise to disclose how you account for revenue generated by these services.

The Company recognizes print advertising and publishing revenues ratably over the life of the related directory, which is generally twelve months. The Registration Statement has been revised to include the foregoing disclosure on page F-10.

103.	Please tell us if you offer products or services that fall within the scope of EITF 00-21, and if so, how you have considered these provisions for all products and

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services that you offer to customers. If you have multiple element arrangements, revise to disclose this policy and discuss the methods used to determine the individual components and the methods used to value them.

The Company’s products or services do not result in multiple element arrangements as defined by EITF 00-21. The Company offers most of its telecommunication service offerings both on an individual basis and on a bundled basis. When the services are bundled, the Company delivers the services, bills and collects monthly. The Company’s product offerings are relatively minor (as noted in its response to Comment 100 above) and generally sold on a discrete basis. Accordingly, the Company has concluded that its products or services do not result in multiple element arrangements as defined by EITF 00-21.

Note 3. Acquisition, page F-12

104.	We refer to the amount of Other Intangible Assets acquired, as shown in the allocation of the purchase price table. Revise to separately indicate the amount of the purchase price allocated to intangible assets subject to amortization and intangible assets not subject to amortization.

The Registration Statement has been revised to reflect the Staff’s comment. Please see Note 3 beginning on page F-12.

105.	Disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of SFAS 141.

The Registration Statement has been revised to reflect the Staff’s comment. Please see Note 3 on page F-12.

Note 5. Goodwill and Other Intangible Assets, page F- 13

106.	Addressing paragraphs 30 and 31 of SFAS 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2003 and tell us what those reporting units are. Further tell us how you will determine your reporting units in fiscal 2004, contemplating your recent acquisition of TXU Communications Ventures Company.

The Company defines its reporting units at the operating segment level because that is the level at which it has discrete financial information available at not only the revenue and gross profit level, but also at the operating income level. The Company’s management regularly reviews the results of operations at this level. Please see the Company’s response to comment 112 below for additional information on how the Company applied the relevant provisions of SFAS 131 to determine the Company’s reporting units.

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January 27, 2005

The nature of TXUCV’s business is very similar to the Company’s in the nature of services, processes, type of customers, methods used to provide services, and overall regulatory environment. The Company has been actively integrating its Illinois and Texas businesses so that they can operate under a common system and management structure. The Company’s focus remains on integrating the operations of TXUCV into its Telephone Operations segment.

107.	Tell us and disclose the nature of your tradenames and the basis for your determination that they have indefinite lives. Also describe for us and discuss in your critical accounting policies the methodology and significant assumptions you use in determining the fair value of these assets when performing the annual impairment test.

The Company’s most valuable tradename is the federally registered mark CONSOLIDATED (Trademark registration No. 1,887,489), which is used in association with its telephone communication services and is a design of interlocking circles. All business units and several product/service names incorporate the CONSOLIDATED name, including Consolidated Communications, Consolidated Market Response, Consolidated Operator Services and Consolidated Public Services.

The Company has determined that its tradenames are indefinitely renewable and, therefore, have indefinite lives and are not subject to amortization. The Company expects to renew these tradenames indefinitely as it has a stated interest in supporting the mark and the products and services the mark represents. To date, the Company’s renewal applications have not been challenged.

The Company’s tradenames were valued using the Royalty Savings Approach, a form of income approach, which values the cost savings associated with owning rather than licensing the tradenames. Valuation was performed on an after-tax present value basis using appropriate tax and discount rates.

108.	Tell us and revise to disclose the nature of your customer lists and the basis for your determination of their estimated useful lives of ten years.

The Company’s customer lists consist of an established core base of customers that subscribe to its services. The Company estimated the average customer life of 10 years based using its historical experience and the recommendation of an independent appraiser. Please see page F-13.

Note 13 – Restricted Share Plan, pages F-20 and F-85

109.	We are deferring any evaluation of your accounting for stock issued under the Restricted Share Plan until the estimated offering price is specified in the document. In order to help us evaluate your estimate of fair value of common stock on the dates you granted shares, please provide a schedule of all shares

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granted during 2003 and through the date of your response. Include the grant date, grantee, vesting terms, and estimated fair value at each grant date and the amounts recorded as deferred compensation. Describe for us in detail the valuation methodology and significant assumptions that you used in estimating the fair value of common stock. Also discuss any objective evidence that supports the estimated fair value at each grant date, such as cash transactions with third parties.

In connection with the reorganization, all holders of Homebase restricted common shares will receive similarly restricted shares of the Company’s Class A common stock. Set forth below is a schedule of all restricted Homebase common shares that have been granted pursuant to the Homebase 2003 Restricted Share Plan:

		Restricted	Estimated fair value on
Grantee	Date of Grant	Share Grant	the date of grant
Robert J, Currey	November 17, 2003	300,000	$0
Steven J. Shirar	November 17, 2003	100,000	$0
Joseph R. Dively	November 17, 2003	100,000	$0
Steven L. Childers	November 17, 2003	100,000	$0
Christopher A. Young	November 17, 2003	62,500	$0
Brian L. Carr	November 17, 2003	50,000	$0
James A. Watkins	November 17, 2003	50,000	$0
Michael W. Smith	November 17, 2003	50,000	$0
Patricia A. Bacon	November 17, 2003	25,000	$0
Rick H. Hall	November 17, 2003	25,000	$0
Steven L. Grissom	November 17, 2003	25,000	$0
Gary A. Patrem	November 17, 2003	12,500	$0
Edward B. Pence	November 17, 2003	12,500	$0
Barbara TenEyck	November 17, 2003	12,500	$0
William T. White	November 17, 2003	12,500	$0
Doug A. Abolt	November 17, 2003	12,500	$0
Janice L. Hester	November 17, 2003	12,500	$0
David N. McDonald	November 17, 2003	12,500	$0
Jason K. Whitehair	April 26, 2004	5,000	$2.32
C. Robert Udell, Jr.	April 26, 2004	20,000	$2.32

Vesting

Currently, 25% of the 975,000 shares granted in 2003 were to vest every December 31st, beginning December 31, 2004 and ending December 31, 2007. In connection with this offering, the restricted share plan will be amended and restated to provide that an additional 25% of the shares granted in 2003 will vest on the day prior to completion of the offering. The remaining 50% of the shares granted in 2003 that remain unvested will vest in three equal installments on December 31, 2005, 2006 and 2007. Under the amended and restated share plan,

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the remaining 25,000 shares granted in 2004 will vest 25% on the day prior to completion of this offering and 25% on each of December 31, 2005, 2006 and 2007.

Accounting Treatment

The restricted share plan contains a call provision whereby upon termination of employment, the Company may elect to repurchase the shares held by the former employee. The purchase price is based upon the lesser of fair value or a formula specified in the plan. The existence of the employer call provision for a purchase price that is below fair value results in the plan being accounted for as variable, with compensation expense, if any, determined based upon the formula rather than upon fair value. Similar to a stock appreciation right, a corresponding liability would also be recorded. At September 30, 2004, the formula computation results in a negative value being ascribed to the common shares. As a result, no compensation expense has been recorded.

Concurrent with the initial public offering, the Company intends to amend the restricted share plan to eliminate the call provision and revise the vesting terms for the outstanding restricted shares such that 25% will vest on December 31, 2004, 25% will vest upon the completion of the initial public offering, with the remaining 50% vesting over the following three years. The plan amendment represents a significant modification resulting in a new measurement. The Company estimates that the total compensation charges resulting from the new measurement will be $26.6 million. As a result, the Company anticipates that it will recognize a one time compensation charge of $13.3 million upon the finalization of the initial public offering, with a recurring annual compensation charge of $4.4 million for each of the years ended December 31, 2005, 2006 and 2007. The pro forma financial statements have been revised to disclose this proposed plan amendment and reflect the recurring compensation charge.

110.	Disclose the amount of stock compensation recorded in the income statement, as required by paragraph 47 of FAS 123.

The Registration Statement has been revised to reflect the Staff’s comment. Please see page F-19.

Note 14 Environmental Remediation Liability, page F-20

111.	Describe for us the nature and extent of your exposure to future environmental remediation costs. If your potential exposure is material, provide the disclosures described in paragraph 10 of SFAS 5, SOP 96-1 and SAB Topic 5:Y in the financial statements and MDA.

A Phase II environmental investigation undertaken by Environmental Strategies Corporation in May 2002 indicated the presence of contamination at two Illinois

Joshua Englard, Esq.
January 27, 2005

Consolidated Telephone Company properties located in Mattoon, Illinois. The estimated remediation costs at these two sites are expected to be approximately $931,000. Based upon the foregoing, the Company does not believe its potential exposure is material.

Note 17 Business Segments, page F-20,

112.	We note that your reportable segments include a number of services and products. Describe for us your operating segments and explain how you applied the guidance in paragraph 10 of SFAS 131. If you have aggregated operating segments, disclose this in Note 17 and provide us with your analysis of the aggregation criteria in paragraph 17.

The Company’s core business and primary operating segment is Telephone Operations and includes traditional telecommunication services, including local telephone, long-distance and network access services, and data and Internet services provided to both residential and business customers. The Company’s second operating segment is Other Operations and includes operator services, public services, business systems, market response and mobile services. Both segments engage in business activities from which they earn distinct revenues and incur distinct expenses. The Company’s senior management and chief executive officer evaluate monthly the performance of these operating segments based upon revenue, gross margins and operating income. The Company maintains discrete financial information for each of Telephone Operations and Other Operations, which is used by its chief operating decision maker to make decisions about resources to be allocated to the segment.

The operations of the Company’s two operating segments share many common attributes, including the nature of their services, the nature of service delivery and the type of customers. The two operating segments do have a key difference in that the Telephone Operations are generally subject to a much higher degree of regulation. Also, the Company’s Other Operations are managed independently under the direction of the Company’s Senior Vice President and President of Enterprise Operations. It is primarily due to these two points that the Company deems it appropriate not to aggregate the Other Operations with the Telephone Operations.

113.	Disclose revenues for each type of product or service, as required by paragraph 38 of FAS 131, or explain why this disclosure is not applicable.

Disclosure of information about geographic areas as outlined in paragraph 38 of FAS 131 is not applicable since the Company operates exclusively within the United States, its country of domicile.

Joshua Englard, Esq.
January 27, 2005

Illinois Consolidated Telephone Company and Related Businesses Financial Statements, page F-24

114.	Revise the financial statements of Illinois Consolidated Telephone Company and Related Businesses to comply with the comments above on Homebase Acquisition, where applicable.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages F-25 and F-30.

Note 2 Basis of preparation, page F-28

115.	You disclose that “the accompanying combined financial statements are not intended to be a complete representation of the assets, liabilities or the results of operation of the Business on a stand-alone basis.” The financial statements should include all costs of doing business. Please identify the items that are not reflected in the financial statements and tell us why your presentation is appropriate. Refer to the guidance in SAB Topic 1B.

The Company believes that the financial statements include all costs of doing business on a stand-alone basis. However, the financial statements are not an accurate representation of the debt and equity of the business that would have existed had it not been part of McLeodUSA Incorporated (“McLeodUSA”). This is demonstrated by the capital structure that existed subsequent to the divestiture of the business by McLeodUSA. The Registration Statement has been revised to clarify this distinction. Please see pages F-28-29.

Note 4 Affiliated Transactions, page F-33

116.	Describe the methods you use to allocate corporate communications, human resources, treasury and other general expenses incurred by McLeodUSA. Disclose whether management believes these methods are reasonable. Also, disclose, if practicable, management’s estimate of the amounts that would have been incurred on a stand alone basis.

The Company’s former parent, McLeodUSA, in accordance with the cost allocation manual filed with the Illinois Commerce Commission by Illinois Consolidated Telephone Company (“ICTC”), used the following allowable methods to apportion costs to ICTC:

Account	Allocation Method

Corporate Communications	Departmental time study

Human Resources	Total company wages

Treasury	Departmental time study

Joshua Englard, Esq.
January 27, 2005

General & Administrative	General allocation factor

The Company believes that these methods were reasonable and the charges were representative of the costs that would have been incurred on a stand-alone basis. The Registration Statement has been revised accordingly. Please see page F-33.

117.	Provide the disclosures described in Question 4 of SAB Topic 1B for the activity reflected in the line item “net settlement with parent” shown in the Statements of Changes in Parent Company Investment at page F-26.

The 2001 and 2002 line items “net settlement with the parent” reflected in the Combined Statements of Changes in Parent Company Investment for Illinois Consolidated Telephone Company and Related Businesses specifically depicts the settlement of the inter-company receivables and payables and the associated cash distribution to the parent company. These net distributions to the parent company totaled $20.0 million and $11.7 million for 2000 and 2001, respectively, and support its conclusion that the historical income statements of the Company should not reflect a charge for interest from the parent company since it had no net intercompany borrowings from, or financing arrangement with, the Parent Company. The Company was self-sufficient during these years, with all of its excess cash flow being returned to the Parent Company. The Registration Statement has been revised accordingly. Please see page F-33.

TXU Communications Ventures Company Financial Statements, page F-47

Consolidated Statements of Operations, and Comprehensive Income (Loss), page F-49

118.	It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from “cost of operations.” Make similar revisions to the information presented in Selected Financial Data at page 47.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages 47 and 49 and F-46.

Joshua Englard, Esq.
January 27, 2005

Note A. Summary of Significant Accounting Policies, page F-52

Revenue Recognition, page F-56

119.	We note that you derive revenue form the sale of directory advertising and the publication of telephone directories. Please tell us in detail and revise to disclose how you account for revenue generated by these services.

Print advertising and publishing revenues are recognized ratably over the life of the related directory, which is generally 12 months. The Registration Statement has been revised accordingly. Please see page F-53.

Note K. Commitments and contingencies, page F-68

120.	We note that you assess the materiality of your exposure to various claims and lawsuits after considering whether insurance will cover these claims. You should assess and measure your possible liability independently from any potential recovery from insurance carriers. Please revise or advise.

The Company agrees with your methodology to assess the overall liability and exposure to claims and lawsuits. However, for the period covered by the audit, the known claims against the Company were considered immaterial and none, if adversely determined, would rise to the level of having a material adverse impact on the Company’s results of operations.

Homebase Acquisition LLC Condensed Consolidated Financial Statements, page F-74

Condensed Consolidated Balance Sheet, page F-75

121.	Revise to present all intangible assets as a separate line item and separate from other assets in the balance sheet. Refer to paragraph 42 of SFAS No. 142.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-72.

Note 4. Acquisition, page F-80

122.	Disclose the total amount assigned to each major intangible asset class subject to amortization and the weighted-average amortization period, in total and by major intangible asset class. Refer to paragraph 44(a) of SFAS No. 141.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-78.

123.	Disclose the total amount assigned to each major intangible asset class not subject to amortization. Refer to paragraph 44(b) of SFAS No. 141.

Joshua Englard, Esq.
January 27, 2005

Other than goodwill, the Company did not acquire any substantive intangible assets that are not subject to amortization.

124.	Tell us how you determined the fair value of the acquired customer lists and software and how you determined their estimated useful lives in accordance with paragraph 11 of SFAS No. 142.

With the assistance of an independent appraiser, the Company valued the existing customer base using the “Income Approach”. In general, the following procedures were performed by the Company to estimate the fair market value of the customer base:

•	estimated the revenues and expenses associated with the existing customers purchased in the transaction for each year of the projection period;

•	estimated the expenses associated with existing customers by applying the percentage of existing customer revenue to the total customer revenue to the respective expenses for that year for each year of the projection period;

•	applied income taxes to the cash flows; and

•	applied capital charges to the after-tax cash flows to reflect the returns on and of other assets required to sustain the existing customer relationships.

The Company determined the life of the existing customer base by estimating the expected runoff of the purchased customer base based on existing customer-projected revenue versus total projected revenue and applying the resultant survivor percentages to cash flow after capital charges. This calculation resulted in an estimate of cash flow from existing customers for each year of the projection period.

The Company valued software utilizing the “cost” approach whereby the replacement cost was estimated and then adjusted for after-tax amortization benefits to arrive at fair value. The Company determined the software life using its historical experience with similar software and the recommendation of its independent appraiser.

125.	Disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of SFAS 141.

The Registration Statement has been revised to reflect the Staff’s comments. Please see page F-78.

Joshua Englard, Esq.
January 27, 2005

Note 6. Goodwill and Other Intangible Assets, page F-81

126.	Include a roll-forward of goodwill for each reportable segment and other disclosures required by paragraph 45(c) of SFAS No. 142.

The Registration Statement has been revised to reflect the Staff’s comments. Please see pages F-79.

Note 11. Redeemable Preferred Shares

127.	Please tell us how you considered the provisions of SFAS No. 150 whether to classify your redeemable preferred shares as a liability or temporary equity for each period presented in the filing.

In accordance with SFAS No 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and per ASR 268, the Company’s preferred shares are considered to be contingently redeemable as redemption can be required upon the option of the holder and, therefore, redemption of the instrument is not certain to occur. As a result, the Company’s preferred shares are not required to be classified as a liability. Furthermore, as these preferred shares are subject to redemption requirements that are outside the control of the issuer, it has been properly excluded from members’ deficit and classified as “mezzanine” equity, presented between liabilities and members’ deficit.

* * * * *

     The Company acknowledges the Staff’s additional statements on pages 23 and 24 of the Commission’s letter, dated January 13, 2005, with respect to requesting acceleration of the Registration Statement and the adequacy and accuracy of disclosure and undertakes to comply with such statements.

     Please feel free to contact me, at (212) 556- 2325, or Sterling Dorish, at (212) 827-4054, with any questions regarding the above responses.

Very truly yours

/s/ Alex Gendzier

Alex Gendzier

[On CSFB LETTERHEAD AND ISSUER LOGO]

<Date>

TO:	Certain Employees, Directors and Related Persons of < Issuer Name>

FROM:	<Issuer/Company Name>

RE:	Purchase of Shares of Common Stock Offered by <Issuer Name> in Connection With its Initial Public Offering

     <Issuer Name> (the “Company”) is planning to conduct an initial public offering (“IPO”) of <Number of Shares> shares of its common stock (the “Stock”). A registration statement for these shares has been filed with the United States Securities and Exchange Commission. The enclosed Preliminary Prospectus is included in the registration statement.

     The IPO will be conducted through a group of underwriters <Led/Co-Managed, etc> by Credit Suisse First Boston LLC (“CSFB”). The Company has arranged for CSFB to conduct a directed share program (the “Program”) pursuant to which the Company has reserved a limited number of shares of its Stock for purchase by you and certain other employees, directors and related persons of the Company. The purchase price to you will be the same as the initial offering price to the public. Also, you will be permitted to purchase these shares yourself or jointly with a member of your immediate family, but you cannot transfer your right to participate in the Program to anyone else.

     The estimated price range of this IPO will be between $<From Amount>.00 and $<To Amount>.00 per share. The approximate date on which the SEC is expected to declare the registration statement effective and for the IPO to be priced is <Approximate Date>.

     It is important for you to read the enclosed Preliminary Prospectus before you make a decision to purchase Stock through the Program.

     You must have an account with CSFB to purchase Stock through the Program. If you indicate on the enclosed New Account Form that you have an existing account with CSFB, your CSFB representative will be notified of your intent to purchase shares through this Program. If you do not have an account with CSFB, you must open one.

     To open an account, please complete and return the enclosed New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable) and IRS Form W-8BEN if you are a non-U.S. citizen or non-U.S. resident. A clear and legible copy of your un-expired driver’s license or passport must be enclosed along with these documents. For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued document evidencing nationality must be provided. In order to participate in this program, you must FAX the completed and signed documents to <PCS Team Leader> at (<000>) <000>-<0000> to be received no later than 5:00 PM (<Central/Eastern> <Standard/Daylight> Time) on <Date>, <Year> prior to mailing the originals. The original signed documents should be returned to Credit Suisse First Boston LLC in the enclosed pre-addressed and pre-paid envelope to Attention: <PCS Team Leader>.

     All information that you provide to CSFB will be treated as confidential, except that CSFB will share information with the Company to enable the Company to allocate Stock reserved for the Program.

     DO NOT SEND MONEY NOW. Payment instructions will be provided at a later stage in the Program.

     If the Company determines to allocate shares to you for purchase, <PCS Team Leader> will contact you after the registration statement is declared effective and the IPO has priced to inform you of your account number, the purchase price, the number of shares allocated to you and other pertinent information. At this time, you must confirm to <PCS Team Leader> your intention to purchase the Stock allocated to you by the Company. You may also contact <PCS Team Leader> directly to confirm your allocation. A copy of the final form of the prospectus will be sent to you together with a confirmation of your purchase. If you do not confirm by 8:00 a.m. Eastern <Standard/Daylight> Time on the morning following pricing, you will not receive shares.

     No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your confirmation of your expression of interest does not ensure that you will receive an allocation of shares.

     Full payment for your purchase of the Stock will be due to CSFB no later than the settlement date, which is three days after the pricing date. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Given the three day settlement period, you should remit payment on the date you confirm your indication of interest, which is typically the pricing date. When remitting your check or wire (payable to Pershing LLC) in payment for the Stock, please include your social security number and account number and make a notation that it is for the <Issuer Name> offering. Do not wait to receive the written confirmation of your purchase before remitting your check to <PCS Team Leader>.

     If you do not conduct further business with CSFB within six (6) months following the IPO, or the asset or activity level in your account is lower than CSFB’s targets, CSFB may ask you to transfer your account to another financial institution due to the increasing costs of maintaining accounts. CSFB will assist you in arranging the transfer or delivery of your assets.

     The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     If you have any questions concerning the above, please call <PCS Team Leader>at (<000>) <000>-<0000>, or 1 (800) <000>-<0000>.

Sincerely,

<Issuer Name>

CREDIT SUISSE FIRST BOSTON LLC

SUMMARY OF INSTRUCTIONS

1.	Complete the New Account Form, IPO Certification Form, Indication of Interest Form, Joint Account Agreement (if applicable), and IRS Form W-8BEN (if applicable).

2.	Fax the following no later than <Deadline Date> to <PCS Team Leader> at (<000>) <000>-<0000>. For non-U.S. citizens, a clear and legible copy of your Passport Alien Identification card or any government issued document evidencing nationality is required.

•	A signed copy of the New Account Form

•	A signed copy of the Joint Account Agreement (if applicable)

•	A signed copy of the IPO Certification Form

•	A legible copy of your un-expired driver’s license or passport (reminder: if joint account, we must get copies of both identification cards)

•	A signed copy of the Indication of Interest Form

•	A signed copy of the IRS Form W-8BEN (if applicable)

3.	Mail all original documents in the enclosed pre-addressed envelope to <PCS Office Address>. Please keep a copy of all forms for your records.

4.	You will be contacted after the registration statement is declared effective and the offering has priced by <PCS Team Leader>. You many also contact <PCS Team Leader> directly to confirm your allocation. You will be given information regarding your Credit Suisse First Boston LLC account number, the number of shares you have been allocated (if any), the price of the offering, the settlement date, and the amount you owe to Credit Suisse First Boston LLC.

5.	After you have been contacted by <PCS Team Leader> in accordance with step 4 above, and you confirm your intention to purchase shares, send your payment to Credit Suisse First Boston LLC for receipt no later than the settlement date. Payment can be made to Credit Suisse First Boston LLC by check payable to Pershing LLC (please include your social security number and account number on the check) or by wire. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments.

Send checks to:	Send wires to:

CSFB Private Client Services	The Bank of New York
Central Operations Manager	New York, NY
Eleven Madison Ave., 7th Floor	ABA 021-000018
New York, NY 10010-3629	For the Account of Pershing LLC 890-051238-5
(800) 214-3591	For further credit to (the name of your account)
Account No. (insert account number given to you in accordance with step 4 above)

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY <PCS TEAM LEADER> NO LATER THAN 5:00 P.M. (<CENTRAL/EASTERN> <STANDARD/DAYLIGHT> TIME) ON <INSERT DATE>. ALL PARTS OF THE INSTRUCTIONS ARE MANDATORY. NO EXCEPTIONS ARE POSSIBLE.

NAFM (New Account Form)

CSFB ACCOUNT NUMBER (Office Use Only)

What type of account would you like to open:

(Individual or Joint)
If you have any questions regarding the type of account you would like to open, please contact <PCS Team Leader> at (<000>) <000>-<0000>.

Account title (Do not complete for Individual or Joint Accounts.)

PLEASE COMPLETE THE INFORMATION BELOW (PLEASE PRINT)
First Name	M.I.	Last Name

Date of Birth	S.S. #	Relationship to Company

Street Address

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.
☐

City	State	Zip Code

Country	Citizenship	Email Address

Home Phone	Business Phone	Cellular Phone

Name of Employer	Type of Business	Source of Funds for this Account

Occupation	Years Employed	Source of Wealth

# of Dependents	Annual Income	Liquid Net Worth (Not Including Home)

Current Passport Number	Country Issuing Passport

Govt. Identification Description	Country of Govt. Identification

Country of Origin	Govt. Identification Number

State/Primary Subdivision of Govt. Identification

IF YOU WOULD LIKE THIS TO BE A JOINT ACCOUNT, PLEASE FILL IN THE INFORMATION BELOW:

Will this be (Check One):	☐	Joint Tenants in Common	☐	Joint Tenants with Rights of Survivorship

First Name	M.I.	Last Name

Date of Birth	S.S. #	Relationship to Company

Street Address		check here if it is the same as above

Only actual residence addresses are permitted. If your actual residence address is a P.O. Box or some other form of alternative address, please check the following box, enter the address and complete the representation letter required.
☐

City	State	Zip Code

Country	Citizenship	Email Address

Home Phone	Business Phone	Cellular Phone

Name of Employer	Type of Business	Source of Funds for this Account

Occupation	Years Employed	Source of Wealth

# of Dependents	Annual Income	Liquid Net Worth (Not Including Home)

Current Passport Number	Country Issuing Passport

Govt. Identification Description	Country of Govt. Identification

Country of Origin	Govt. Identification Number

State/Primary Subdivision of Govt. Identification

DO YOU CURRENTLY HAVE AN ACCOUNT WITH CREDIT SUISSE FIRST BOSTON LLC?

Yes	No

If yes, please indicate account number (9-digits)	CSFB PCS Advisor

If you do not currently remember your account number, please contact <PCS Team Leader> at (<000>)<000>-<0000>.

PLEASE COMPLETE THE FOLLOWING FOR ALL PARTIES:

Account Investment Objective	Capital Preservation	Income

	Aggressive Income	Speculation

Growth

(Note: The purchase of shares in an IPO is considered a speculative investment.)

Other Brokerage Accounts		Firm

Bank Information	Name	Address

Do you or anyone with an interest in this account have an important public function in a foreign country as an active or former head of state, member of parliament, important politician or civil servant in administration the legal system, the armed forces or uppermost bodies of state enterprises or have recognizable close family, personal or business relations with a person or entity in one?

☐	Yes	☐	No

If yes, identify the name of the official, office held and country:

Is this account for a private banking account as defined under the USA Patriot Act?

☐	Yes	☐	No

Is this account for a foreign bank as defined under the USA Patriot Act?

☐	Yes	☐	No

Additional information:

IPO CERTIFICATION

     Please note all bolded terms are defined on page 9.

A.	Is any person with a beneficial interest in the account that is purchasing the security through the Program

1.	an officer, director, general partner, associated person, or employee of an NASD member or any other broker/dealer (other than a limited broker/dealer), or an immediate family member of one of those; or

2.	an agent of an NASD member or any other broker/dealer (other than a limited broker/dealer) that is engaged in the investment banking or securities business, or an immediate family member of an agent?

Yes ___No ___

If Yes, please name broker/dealer, list licenses and describe the relationship:

B.	Is any person with a beneficial interest in the account that is purchasing the security through the Program a finder or a person acting in a fiduciary capacity to the managing underwriter of the security (such as an attorney, accountant or financial consultant), or an immediate family member of one of those?

Yes ___No ___

If Yes, please name the person (or indicate if it is you) and, describe the relationship with the managing underwriter. Please indicate if you provide material support to that person and/or if you reside in the same household.

C.	If the answer to either A or B is “Yes”:

Is the person with the beneficial interest that prompted the “Yes” answer, or an immediate family member of that person, an employee or director of the issuer of the security, the issuer’s parent, or a subsidiary of the issuer or the issuer’s parent?

Yes ___No ___

In order to participate in the Program, you must read and sign either of the statements below:

If either (i) the answer to both A and B is “No”, or (ii) the answer to A and/or B is “Yes” and the answer to C is also “Yes”, then please sign below certifying that the account is not a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:

-OR-

If the answer to A and/or B is “Yes” and the answer to C is “No”, then please sign below certifying that the account is a restricted person/entity as defined under NASD Rule 2790 for participation in the Directed Shares Program.

Signature:

1 For purposes of this question, a parent/subsidiary relationship exists if the parent has the right to vote 50% or more of a class of voting security of the subsidiary, or has the power to sell or direct 50% or more of a class of voting security of the subsidiary.

NASD Rule 2790 Definitions:

Associated person or employee of a NASD member firm. (1) Any natural person registered with NASD and (2) any natural person, whether or not registered or exempt from registration with NASD, who is a sole proprietor, partner, officer, director, or branch manager of a NASD member firm, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by a NASD member firm (for example, any employee).

Beneficial interest. Any economic interest, including the right to share in gains or losses, other than management or performance based fees for operating a collective investment account, or other fees for acting in a fiduciary capacity.

Collective investment account. Any hedge fund, investment partnership, investment corporation, or any other collective investment vehicle that is engaged primarily in the purchase and sale of securities, but not (1) a legal entity that is beneficially owned solely by immediate family members or (2) an investment club comprising a group of friends, neighbors, business associates or others who pool their money to invest in stock or other securities and are collectively responsible for making investment decisions.

Finder. A person who receives compensation for identifying potential investors in an offering.

Immediate family member. A person’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children, and any other individual to whom the person provides material support.

Limited business broker-dealer. Any broker-dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation program securities.

Material support. Directly or indirectly providing more than 25% of a person’s income in the prior calendar year. Members of the immediate family living in the same household are deemed to be providing each other with material support.

CREDIT SUISSE FIRST BOSTON LLC
Eleven Madison Avenue, New York, NY 10010
CUSTOMER AGREEMENT

Please read the customer agreement below and complete the new customer information form in full. If you have any questions, please contact the account executive.

In consideration of your accepting and carrying for the undersigned one or more accounts, the undersigned hereby consents and agrees that:

APPLICABLE RULES AND REGULATIONS

1. All transactions for the undersigned shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by you or your agents, including your subsidiaries and affiliates.

DEFINITION

2. For purposes of this agreement “securities, commodities and other property,” as used herein shall include, but not be limited to money, securities, and commodities of every kind and nature and all contracts and options relating thereto, whether for present or future delivery.

LIEN

3. All securities, commodities and other property now or hereafter held, carried or maintained by you in your possession and control for any purpose, in or for any of the accounts of the undersigned, now or hereafter opened, including accounts in which the undersigned may have an interest, shall be subject to a lien for the discharge of all the indebtedness and other obligations of the undersigned to you, and are to be held by you as security for the payment of any liability or indebtedness of the undersigned to you in any of said accounts. You shall have the right to transfer securities, commodities and other property so held by you from or to any other of the accounts of the undersigned whenever in your judgment you consider such a transfer necessary for your protection. In enforcing your lien, you shall have the discretion to determine which securities and property are to be sold and which contracts are to be closed.

LIQUIDATION

4. You shall have the right, in accordance with your general policies regarding your maintenance requirements, as such may be modified, amended or supplemented from time to time, or if, in your discretion you consider it necessary for your protection to require additional collateral at an earlier or later point in time than called for by said general policies, or in the event that a petition in bankruptcy, or for appointment of a receiver is filed by or against the undersigned, or an attachment is levied against the accounts of the undersigned, or in the event of the death of the undersigned, to sell any or all securities, commodities and other property in the accounts of the undersigned with you, whether carried individually or jointly with others, to buy any or all securities, commodities and other property which may be short in such accounts, to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, notice of sale or purchase or other notice or advertisement. Any such sales or purchases may be at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It being understood that a prior demand, or call, or prior notice of the time and place of such a sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice as herein provided.

PAYMENT OF INDEBTEDNESS UPON DEMAND

5. The undersigned shall at all times be liable for the payment upon demand of any debit balance or other obligations owing in any of the accounts of the undersigned with you and, the undersigned shall be liable to you for any deficiency remaining in any such accounts in the event of the liquidation thereof, in whole or in part, by you or by the undersigned; and the undersigned shall make payment of such obligations and indebtedness upon demand.

LIABILITY FOR COSTS OF COLLECTION

6. The reasonable costs and expenses of collection of the debit balance and any unpaid deficiency in the accounts of the undersigned with you, including, but not limited to attorney’s fees, incurred and payable or paid by you shall be payable to you by the undersigned.

PLEDGE OF SECURITIES, COMMODITIES, AND OTHER PROPERTY

7. All securities, commodities and other property now or thereafter held, carried or maintained by you in your possession in any of the undersigned may be pledged and repledged by you from time to time, without notice to the undersigned, either separately or in common with other such securities, commodities and other property for any amount due in the accounts of the undersigned, or for any greater amount, and you may do so without retaining to your possession or control for delivery a like amount of similar securities, commodities or other property.

CONSENT TO ELECTRONIC DELIVERY AND PRESUMPTION OF RECEIPT OF COMMUNICATIONS

8. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not. By providing you with an email address, the undersigned consents to receive all notices, communications, and other information related to the undersigned’s account electronically. This information may be provided through an online posting on a CSFB-sponsored website, email, CD-Rom or otherwise through certain telephonic, Internet, web-based, wireless and other securities trading and information systems established and operated directly by you or through third party service providers (the “Electronic Services”). The documents may be formatted in Adobe Acrobat’s portable document format (“PDF”), hypertext mark-up language (“HTML”) or such other file formats as you deem appropriate. The scope of this consent to electronic delivery includes, but is not limited to, prospectuses and other disclosure documents, confirmations, account statements, margin and maintenance calls, and any other information provided by you, the issuers of the securities in which the undersigned invests and other third parties.

The undersigned agrees to notify you promptly in writing of any change in the undersigned’s email address or any other electronic delivery address agreed between the parties. Until you receive notice, you may continue to send information to the undersigned’s previous electronic address, and any such information will be deemed to have been delivered to the undersigned, regardless of whether the undersigned actually has retrieved or received the information. Furthermore, the undersigned authorizes you to deliver information to the undersigned by sending the undersigned a notice that directs the undersigned to a website where the information will be available for viewing or printing. The undersigned agrees that your sending of the notice will constitute good and effective delivery of the information to the undersigned, regardless of whether the undersigned actually accessed the information on the website. The undersigned acknowledges that you may, but are not required to, send the undersigned paper copies of any information that it is entitled to deliver to the undersigned electronically. The undersigned may revoke this consent to electronic delivery at any time by notifying you in writing. The undersigned agrees, however, that if the undersigned revokes consent, you may terminate the undersigned’s account, restrict or terminate access to the Electronic Services, or charge an extra fee for the delivery of paper copies of any information that would otherwise be delivered electronically. The undersigned acknowledges that it may incur expenses (such as online service provider charges) associated with the electronic delivery of information and the use of the Electronic Services. In order to view or print documents provided in PDF the undersigned will have to install the Adobe Acrobat reader on the undersigned’s computer.

MARGIN REQUIREMENTS, CREDIT CHARGES AND CREDIT INVESTIGATION

9. The undersigned will at all times maintain such securities, commodities and other property in the accounts of the undersigned for margin purposes as you shall require from time to time and the monthly debit balances or adjusted balances in the accounts of the undersigned with you shall be charged, in accordance with your usual custom, with interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to the undersigned’s account at the close of a charge period will be added to the opening balance for the next charge period unless paid.

You may exchange credit information about the undersigned with others. You may request a credit report on the undersigned and upon request, you will state the name and address of the consumer reporting agency that furnished it. If you extend, update or renew the undersigned’s credit, you may request a new credit report without telling the undersigned.

PRESUMPTION OF RECEIPT OF COMMUNICATIONS

10. Communications may be sent to the undersigned at the address of the undersigned or at such other address as the undersigned may hereafter give you in writing, and all communications so sent, whether by mail, telegraph, messenger or otherwise, shall be deemed given to the undersigned personally, whether actually received or not.

NO NON-INVESTMENT ADVICE

11. The undersigned acknowledges that you will not provide the undersigned with any legal, tax or accounting advice, that your employees are not authorized to give any such advice and that the undersigned will not solicit or rely upon any such advice from you or your employees whether in connection with transactions in or for any of the accounts of the undersigned or otherwise. In making legal, tax or accounting decisions with respect to transactions in or for the accounts of the undersigned or any other matter, the undersigned will consult with and rely upon its own advisors and not you.

SCOPE AND TRANSFERABILITY

12. This agreement shall cover individually and collectively all accounts which the undersigned may open or reopen with you, and shall inure to the benefit of your successors whether by merger, consolidation or otherwise, and assigns, and you may transfer the accounts of the undersigned to your successors and assigns, and this agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

EXTRAORDINARY EVENTS

13. You shall not be liable for the loss caused directly or indirectly by the government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond your control.

REPRESENTATIONS AS TO CAPACITY TO ENTER INTO AGREEMENT

14. The undersigned, if an individual, represents that the undersigned is of full age, that unless otherwise disclosed to you in writing the undersigned is not employee of any exchange, or of any corporation of which any exchange owns a majority of the capital stock, or of a member firm or member corporation registered on any exchange or of a bank, trust company, insurance company or of any corporations, firm or individual engaged in the business of dealing either as a broker or as a principal in securities, bills of exchange, acceptances or other forms of commercial paper. The undersigned further represents that no one except the undersigned has an interest in the account or accounts of the undersigned with you.

JOINT AND SEVERAL LIABILITY

15. If the undersigned shall consist of more than one individual, their obligations under this agreement shall be joint and several. The undersigned have executed the Joint Account Agreement and made the election required therein. Pursuant to that agreement, you may, but are not required to, accept instructions from either joint party.

OPTION TRANSACTIONS

16. If at any time the undersigned shall enter into any transaction for the purchase or resale of an option contract, the undersigned hereby agrees to abide by the rules of any national securities association, registered securities exchange or clearing organization applicable to the trading or option contracts and, acting alone or in concert, will not violate the position or exercise limitation rules of any such association or exchange or of the Options Clearing Corporation or other clearing organization.

SEPARABILITY

17. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. The validity of the remaining provisions and conditions shall not be affected thereby and this agreement shall be carried out as if any such unenforceable provision or condition were not contained herein.

HEADINGS AND DESCRIPTIVE

18. The heading of each provision hereof is for descriptive purposes only and shall not be deemed to modify or qualify any of the rights or obligations set forth in each such provision.

ARBITRATION DISCLOSURES

19.

•	ARBITRATION IS FINAL AND BINDING ON THE PARTIES

•	THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

•	PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

•	THE ARBITRATORS’ AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGALREASONING AND ANY PARTY’S RIGHT TO APPEAL OR SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

•	THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OR ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY. AGREEMENT TO ARBITRATE CONTROVERSIES

20. IT IS AGREED THAT ANY CONTROVERSY BETWEEN US ARISING OUT OF YOUR BUSINESS OR THIS AGREEMENT, SHALL BE SUBMITTED TO ARBITRATION CONDUCTED BEFORE THE NEW YORK STOCK EXCHANGE, INC. OR ANY OTHER NATIONAL SECURITIES EXCHANGE ON WHICH A TRANSACTION GIVING RISE TO THE CLAIM TOOK PLACE (AND ONLY BEFORE SUCH EXCHANGE) OR NASD REGULATION, INC., AS THE UNDERSIGNED MAY ELECT AND IN ACCORDANCE WITH THE RULES OBTAINING OF THE SELECTED ORGANIZATION. ARBITRATION MUST BE COMMENCED BY SERVICE UPON THE OTHER PARTY OF A WRITTEN DEMAND FOR ARBITRATION OR A WRITTEN NOTICE OF INTENTION TO ARBITRATE, THEREIN ELECTING THE ARBITRATION TRIBUNAL. IN THE EVENT THE UNDERSIGNED DOES NOT MAKE SUCH ELECTION WITHIFIVE (5) DAYS OF SUCH DEMAND OR NOTICE, THEN THE UNDERSIGNED AUTHORIZES YOU TO DO SO ON BEHALF OF THE UNDERSIGNED.

NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; OR WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION UNTIL; (I) THE CLASS CERTIFICATION IS DENIED; OR (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT, SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSITITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

THE LAWS OF THE STATE OF NEW YORK GOVERN

21. THIS AGREEMENT AND ITS ENFORCEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PROVISIONS.

LOAN CONSENT

22. BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES THAT SECURITIES NOT
FULLY PAID FOR BY THE UNDERSIGNED MAY BE LOANED TO YOU OR LOANED OUT TO OTHERS.
THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPHS 19 AND 20 ON THIS PAGE. I
ACKNOWLEDGE RECEIVING A COPY OF THIS AGREEMENT.

GENERAL TERMS AND CONDITIONS

23. THIS BROKERAGE ACCOUNT IS A SELF-DIRECTED NON-DISCRETIONARY BROKERAGE ACCOUNT. YOU, AS THE
CLIENT, ARE RESPONSIBLE FOR ALL INVESTMENT DECISIONS, INCLUDING WHETHER TO MAKE PURCHASES OR SALES OF SECURITIES, AND FOR COMMUNICATING THOSE INSTRUCTIONS TO THE APPROPRIATE PERSONNEL AT CSFB.

Tax Certification: Under penalties of perjury, I certify that:

1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item 2 above if you had been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

For U.S. Payees Exempt from Backup Withholding, please select EXEMPT here:

BY SIGNING BELOW, I CONFIRM THAT THE PERSONAL INFORMATION PROVIDED ON PAGES FIVE THROUGH SEVEN OF THIS DOCUMENT IS COMPLETE AND ACCURATE, ACKNOWLEDGE AND AGREE TO THE TERMS AND CONDITIONS OF THE CUSTOMER AGREEMENT AT PAGES TEN THROUGH THIRTEEN, AND CONFIRM THE ACCURACY OF THE TAX CERTIFICATION AT PAGE THIRTEEN.

I ACCEPT THE STATED TERMS AND CONDITIONS OF THE AGREEMENT.

(For joint accounts, both parties must sign below.)

Date	Print Name	Signature

Date	Print Name	Signature

DO NOT COMPLETE BELOW THIS LINE-FOR OFFICE USE ONLY
Is PCS Advisor registered in state of customer’s residence?		Transfer instructions:
Yes	No	Hold in Street Name Transfer & Ship to Client

ADVISOR SIGNATURE	ADVISOR #	DATE

BRANCH MANAGER SIGNATURE	DATE

INDICATION OF INTEREST FORM

PLEASE ANSWER IN THE SPACES PROVIDED
(Please print or type)

Name:

Second Party If Joint Account:

Indication of Interest:

     I am interested in purchasing shares of Common Stock of <Name of Issuer>. Although I understand that the price is subject to change at any time prior to effectiveness of the registration statement, the expected price range is $<From Amount>.00 to $<To Amount>.00. The total number of shares I wish to purchase is                                         (subject to a minimum of <Minimum share amount> shares and <50> share increments thereafter).

I acknowledge that:

1.	I have received my copy of the preliminary prospectus dated <Insert Prospectus Date>, relating to this offering. I have not received or relied upon any investment advice from Credit Suisse First Boston LLC and my decision to invest in these securities was made independently, based upon my own investment analysis and determination that the purchase is suitable for me based upon my financial situation, investment objectives and risk tolerance.

2.	I AM NOT ASSURED OF OBTAINING ANY OR ALL OF THE NUMBER OF SHARES REQUESTED, AND I UNDERSTAND THAT IF ANY SHARES ARE ALLOCATED TO ME, I WILL BE NOTIFIED OF THE NUMBER OF SUCH SHARES.

3.	I MUST CONFIRM MY INDICATION OF INTEREST TO PURCHASE ANY SHARES THAT MAY BE ALLOCATED TO ME BY 8:00 A.M. E.<S/D>.T. ON THE MORNING FOLLOWING PRICING.

Signature(s):		Date:

Date:
(joint signature, if applicable)

     No offer to buy Stock can be accepted and no part of the purchase price can be received by CSFB until the registration statement relating to the Stock has been declared effective by the Securities and Exchange Commission. Any offer you extend to buy the Stock may be withdrawn or revoked by you, without obligation or commitment of any kind, at any time prior to notice of CSFB’s acceptance of your offer after the pricing date. Your expression of interest in purchasing shares in this IPO is not binding on you or CSFB until you confirm your intention to purchase the Stock allocated to you by the Company. Similarly, your expression of interest does not ensure that you will receive an allocation of shares.

IF YOU ARE INTERESTED IN PURCHASING SHARES, YOU MUST COMPLETE ALL PARTS OF
THIS FORM AND RETURN IT SO THAT IT IS RECEIVED BY <PCS TEAM LEADER> NO LATER THAN 5:00 P.M.
(<CENTRAL/EASTERN> <STANDARD/DAYLIGHT> TIME) ON <DEADLINE DOCUMENT DATE>.

(COMPANY LOGO &
TITLE)

CSFB Directed Share Program
Frequently Asked Questions

GENERAL

1.	How late will the PCS Advisor contact me on the night of pricing?
The PCS Advisor will contact you as soon as the offering is priced, but if pricing occurs in the evening, you might be contacted as late as 11:00pm (local time).

2.	When will I receive my account number?
If your account documentation is complete, you will receive your account number on the night of pricing, which is normally the day prior to the IPO date. Please remember to place your account number on all correspondence, including your check.

3.	Can I change my Indication of Interest (IOI)? Yes, the deadline for changing your indication of interest is the night of pricing. Please contact your CSFB Advisor for more complete instructions.

4.	When will I be contacted regarding the final price and the number of shares allocated to me?
You will be contacted the night of pricing, and at that time will be informed of the final share price, the number of shares allocated to you, and your account number. However, you will not receive the shares into your account until you provide CSFB with either verbal or written confirmation of your Indication of Interest. If we do not receive verbal or written confirmation from you, you will be deemed to have declined the offer, and you will receive no shares.

5.	Will I be able to get more shares than my allocation? It is improbable that a client will ever receive more shares than the allocation notice advises.

6.	Can I transfer shares to another brokerage firm once I have paid for my allocation?
Yes, shares purchased through this program may be transferred to another financial institution. The transfer process will take several business days to complete. To initiate a transfer, you must fax a signed Letter of Authorization (LOA) outlining the details of the request to <PCS Team Leader> at (<000>)<000>-<0000>. The LOA should include the following information in addition to your name, signature, and account number:

1

The name and number of shares to be transferred,
The name of the receiving financial institution,
The DTC Number of the receiving firm,
The name of the receiving account,
The number of the receiving account, and
The name and phone number of your contact at the receiving firm.

There is a $50.00 fee charged if you decide to transfer out your shares through any automated customer account transfer (“ACAT”). However, should you decide to have your shares shipped to you in certificate form to your address of record via Federal Express, there are no transfer fees.

7.	What is the enclosed prospectus?
The prospectus is a detailed description of the stock offering. This document contains pertinent information, required by law, to assist you making an investment decision. No decision to invest should be made without a thorough review of the prospectus.

PAYMENT AND FEES

8.	How do I wire money to CSFB?
Please use the following wire instructions:
The Bank of New York
New York, NY
ABA #021-000018
Acct: Pershing LLC
Acct #890-051238-5
For Further Credit to: (The title of your CSFB account/your name goes here)
For Further Credit to Account number: (Your CSFB Account number here)
- Payment must be remitted in the form of a check or wire from an account in the name of the participant only. Please note that CSFB LLC does not accept third party payments. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your wire.

9.	Where do I send my check?
Please make checks payable to “Pershing LLC,” include your account number on all checks, and send checks to:
CSFB Private Client Services
Central Operations Manager
Eleven Madison Avenue, 7th Floor
New York, NY 10010-3629
(800) 214-3591

- A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment.

2

- We strongly suggest that clients overnight their checks.
- We do NOT accept cashier’s checks, money orders, or third party checks.
- Out-of-state personal checks may take up to 7 business days to clear the banking system. Until they clear, sale proceeds cannot be remitted.

10.	When do I send my check or money wire?
We must receive payment within three (3) business days following the IPO date. A transaction confirmation fee of $5.00 will be charged to you and must be included along with your payment. Payment must be in U.S. Dollars. After this date, CSFB may charge interest for the debit balance on your account whether you have already sold shares or not.

11.	What is the fee for CSFB to wire funds to me? $25

12.	What is the minimum amount CSFB can wire to me? $10,000

13.	What is the fee for over-nighting a check to me? $12

14.	Do you accept credit cards? No.

15.	Can I pay for my shares from the proceeds of a sale of the shares? NO. “Free-riding” – when a client buys and sells securities without paying for them – is a violation of SEC regulations.

16.	How much money do I owe CSFB?
The amount due can be calculated by multiplying the final number of shares allocated to you by the final price per share in addition to the transaction confirmation fee of $5.00.

SELLING SHARES

17.	How do I sell my shares?
An order can only be executed by a registered representative upon receipt of the client’s instructions to sell or buy. Instructions must be given by telephone. We do NOT accept orders via e-mail, fax, or voicemail.

<PCS Team Leader> — (<000>)<000>-<0000>. <PCS Team Advisor #2> — (<000>)<000>-<0000>. <PCS Team Advisor #3> — (<000>)<000>-<0000>.

All orders entered, both market and limit, are good for the day unless otherwise specified by the client.

3

Exhibit 5.1

[King & Spalding LLP Letterhead]

January __, 2005

Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

Ladies and Gentlemen:

     We have acted as counsel to Consolidated Communications Illinois Holdings, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and sale by the Company and the sale by those selling stockholders of the Company named in the Registration Statement (the “Selling Stockholders”), of an aggregate of up to            shares (including            shares subject to an over-allotment option) of the Company’s Class A common stock, $0.01 par value per share (together with any additional shares of Class A common stock that may be issued by the Company in accordance with Rule 462(b) (as prescribed by the Commission under the Act) in connection with the offering described in the Registration Statement, the “Shares”).

     In our capacity as such counsel, we have examined (1) the Registration Statement, (2) a specimen certificate evidencing the Class A common stock, (3) the Company’s form of Amended and Restated Certificate of Incorporation (the “Charter”), (4) the Company’s form of Amended and Restated Bylaws (the “Bylaws”) and (5) the form of Reorganization Agreement, among the Company, Consolidated Communications Texas Holdings, Inc., Homebase Acquisition, LLC and the equity holders named therein (together with the Charter and Bylaws, collectively the “Organizational Documents”), the latter four of which have been filed with the Commission as exhibits to the Registration Statement.

     We have reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed. In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies, and, as to certificates of public officials, we have assumed the same to be accurate and to have been given properly. We have relied, as to the matters set forth therein, on certificates and telegrams of public officials and representatives of the Company.

     Based upon the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

Consolidated Communications Illinois Holdings, Inc.
January ___, 2005

1.	When the Company’s Board of Directors (the “Board”) has duly authorized and approved by all requisite corporate action of the Company (a) the Organizational Documents and (b) the issuance of the Shares to be sold by the Company (the “Company Shares”), and upon payment for and delivery of the Company Shares in accordance with the applicable definitive underwriting agreement approved by the Board and upon compliance with applicable regulatory requirements, the Company Shares will be validly issued, fully paid and nonassessable.

2.	When the Board has duly authorized and approved the Organizational Documents by all requisite corporate action of the Company, the Shares to be sold by the Selling Stockholders will be validly issued, fully paid and nonassessable.

     This opinion is limited in all respects to the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement, to the reference to our firm under the caption “Validity of Class A Common Stock” in the prospectus constituting part of the Registration Statement and to the incorporation by reference of this opinion and consent as exhibits to any registration statement filed in accordance with Rule 462(b) under the Act relating to the offering described in the Registration Statement.

Very truly yours,